UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of November, 2025

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida Henrique Valadares, 28 – 9th floor
20231-030 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

BUSINESS PETROBRAS 2026-2030 Sabrina Andrade de Gois(DE&P) PLAN Disclaimer Byreceivingthesematerialsand/orattendingthispresentation,youagreetobeboundbythefollowingtermsandconditionsandacknowledgethestatementsbelow. NeithertheCompanynoranyofitsaffiliates,directors,officers,agentsoremployeesshallbedehaveanyliabilitywhatsoeverforanylossordamagearisingfromanyuseofthesematerialsortheircontentsorotherwiearisinginconnectionwiththesematerialsorthepresentation.Norecipientofthesematerialsorattendeetothispresentationshouldconstruethecontentsofthesematerialsaslegal,tax,accountingorinvestmentadviceorarecommendationtobuy,holdorsellanysecurity,oranoffertosellorasolicitationofofferstopurchaseanysecurity.Eachrecipientandattendeeshouldconsultitsowncounselandtaxandfinancialadvisorsastolegalandrelatedmattersconcerningthemattersdescrbedherein. Thesematerialscontainnon-IFRSfinancialmeasuresusedbytheCompany’smanagementwhenevaluatingresultsofoperations.TheCompany’smanagementbelievesthesemeasuresalsoprovideusefulcomparisonsofcurrentresultsofoperationswithpastandfutureperiods.Non-IFRSfinancialmeasuresdonothaveanystandardizedmeaningandarethereforeunlikelytobecomparabletosimilarmeasurespresentedbyothercompaies. Thesematerialsmaycontainforward-lookingstatementswithinthemeaningofSection27AoftheUSSecuritiesActof1933,asamended,andSection21EoftheUSSecuritiesExchangeActof1934,asamendedthatreflectthecurrentviewsand/orexpectationsoftheCompanyanditsmanagementwithrespecttoitsperformance,businessandfutureevents.Forward-lookingstatementsinclude,withoutlimitation,anystatementthatmaypredict,forecast,indicateorimplyfutureresults,performanceorachievements,andmaycontainwordslike“believe”,“anticipate”,“expect”,“envisages”,“willlikelyresult”,oranyotherwordsorphrasesofsimilarmeaning.Suchstatementsaresubjecttoanumberofrisks,uncertaintiesandassumptions.Wecautionyouthatanumberofimportantfactorscouldcauseactualresultstodiffermateriallyfromtheplans,objectives,expectations,estimatesandintentionsexpressedinthispresentation.Innoevent,neithertheCompanynoranyofitsaffiliates,directors,officers,agentsoremployeesshallbeliablebeforeanythirdpartyforanyinvestmentorbusinessdecisionmadeoractiontakeninrelianceontheinformationadstatementscontainedinthispresentationorforanyconsequential,specialorsimilardamages. CAUTIONARY STATEMENT — We present certain data in this presentation, such as oil and gas resources and reserves, that are not prepared in accordance with the United States Securities and Exchange Commission (SEC) guidelines under Subpart 1200 to Regulation S-K, and are not disclosed in documents filed with the SEC, because such resources and reserves do not qualify as proved, probable or possible reserves under Rule 4-10(a) of Regulation S-X. 2 3 1. Introduction 2. Financial Strategy 3. Exploration and Production 4. Refining, Transportation and Marketing 5. Natural Gas and Low Carbon Energies 6. Engineering, Technology and Innovation 7. Environmental, Social and Governance Agenda Wander de Lima(REVAP) 3 INTRODUCTION 4 OURpurpose To provide energy that ensures prosperityin an ethical, fair, safeandcompetitive manner. Israel de Oliveira (Social Responsibility) 5 6 To be the best diversified and integrated energy company in value generation, building a more sustainable world, reconciling the focus on oil and gas with diversification into low carbon businesses(including petrochemicals, fertilizers and biofuels),sustainability,safety,respect for the environment,and total attention to people. OurVISION Jorge Paes (Cenpes) Ourvalues Care for people Integrity Sustainability Innovation Commitment to Petrobras and Brazil Vivian Palmeira(P-52) 7 8 Roberta Viana(Ultra deep waters) OURjourney We have charted our journey as a leading companyin the just energy transition, by reducing our emissions and maintaining our relevance in Brazil’s energy mix, with a growing share of renewable sources. In doing so, we ensure energy that strengthens Brazil’s energy security and drives sustainable development. We reaffirm our key choices Ambition to achieve operational net zero emissions Leadership in just energy transition Replenishment of oil and gas reserves, creatingvalue for society and shareholders Focus on oil and gas, with economic and environmental resilience Expansion of the industrial facilities, monetizing domestic oil and with increased supply of low carbon products 9 10 Oil and gas production Energy security and social welfare Diesel, lubricants, fertilizers, and LPG production Reliance on imports Resources for the national economy Sustainable fuels Just energy transition through energy addition Demands for domestic industry Jobs and income for Brazilian society Our choices lead to growth Value for all stakeholders 11 Brazil’s energy mix will continue to be much more renewable than the global mix Source: AIE (WEO 2024) and Petrobras Energy Mix Profile BRAZIL WORLD 33% 23% 9% 8% 53% 64% 2023 2050 27% 10% 30% 20% 23% 18% 16% 40% 5% 13% 2023 2050 Fossil fuels will continue to be necessary, both globally and in Brazil. Coal Oil Natural Gas Renewables Others Our growth reflects the ambition to sustain our relevance in Brazil’s energy supply 21 Exajoules Low Carbon 7% to 12% 2022 2050 31% 14 Exajoules Oil and Gas Notes: -In 2030, Petrobras' total portfolio of low-carbon projects will represent 1% (0.2 EJ) of energy supply. -Oil and oil products will all be sold on the domestic market by 2050, with a gradual reduction in exports. CONFIDENCIAL 2030 16 Exajoules Low Carbon 1% to 2% 1.1 EJ 0.6 EJ 29% 4.7 EJ 2% 0.2 EJ 2.8 EJ 24% 5.0 EJ 7% 1.5 EJ Oil and Gas Oil and Gas 4.3 EJ 12 Exports As condiçõesde mercado em2025 mostraram-se maisdesafiadorasdo queo esperado 81 70 63 70 70 70 70 2024 2025 2026 2027 2028 2029 2030 *Average up to 10/31/2025 83 BP 2025-29 * 77 The challenge for the five-year period is a lower oil price environment 13 2026-2030 ASSUMPTIONS Brent Prices US$/bbl Management focused on operational efficiency and capital discipline, allowing us to deliver more with fewer resources Financial Sustainability Group with additional governance for expenditure analysis Resilient cash flow, with Brent breakeven of US$ 59/bblin 2026 Project optimization Average annual reduction in manageable operating expenses of 8.5% vs previous Plan(12% p.y. in 2025 and 2026) Gross debt convergence to US$ 65 billion 14 Streamlining to grow, generate results, and ensure financial sustainability Petrobras Competitive Advantage: Historic Jump in GrowthWe have a unique portfolio that is resilient to low-price scenarios, and we will deliver a jump in growth Oil production Brazil million bpd +11% in 1 year +6% in 10 years 2014 2.03 2024 2.15 2025 2.4* 2028 2.7 +12% in 3 years * Due to increased operational efficiency and higher production deliveries over the year, the current oil production forecastfor 2025 is around 2.4 million bpd, with an expectation to end the year in the upper band of the2.3 million bpd target, with a ±4% range. 15 Responsibility for capex execution + US$ 2.5 billion in revenues/year + US$ 1 billion in ocf/year + US$ 1 billion in taxes/year + 100 Mbpd ≈ Each extra unit of oil, gas, or fuels we produce increases revenue and taxes. By accelerating project operations, we bring revenue forward. This growth strategy will translate into long-term dividends. 16 Viviane de Castro Salles (CENPES) 17 Investments in the energy transition will be more focused on bioproducts over this five-year period, especially ethanol, biodiesel,and biomethane,in addition to diesel with renewable content (Diesel R5), SAF and biobunker Commitment to a Just Energy Transition Ensuring access to energy is critical for promoting the well-being of Brazilian society Sharing results with society Our investments have the potential to generate and sustain 311,000 direct and indirect jobs We will generate dividends for private and government shareholders Our investments represent 5% of total investments in Brazil. In addition, forecast tax payments to municipalities, states, and the federal government amount to R$ 1.4 trillion Andrew Henrique Neri, Member of the Petrobras Autonomy and Income Program 18 19 FINANCIAL STRATEGY Ivana Xavier (Corporate Affairs) 19 20 Current Landscape •Decline in international prices •Short-term cash flow pressure Our Competitive Edge •Unique, resilient portfolio withhigh returns and fast cashgeneration Key Drivers • Value generation through investments,while preserving the dividend policy anddebt levels OUR VALUE PROPOSITION Amid challenges and opportunities, we look to the future CAPITAL DISCIPLINEOptimization of expenditures and enhanced governance for the approval of projects and value generation, with aligned incentives PRODUCTIONOptimized allocation of resources and project risk mitigation, leading to higher production We reduced our Brent breakeven for neutral net debt 21 Brent breakeven* US$/bbl * Brent breakeven is the oil price needed to honor our financial obligations with no net debt addition Notes:-2025 Brent breakeven impacted by leasing additions (US$ 12.9 billion). -Expected lease additions: US$ 5.9 billion (2026), US$ 6.7 billion (2027), US$ 6.3 billion (2028), US$ 4.5 billion (2029), andUS$ 6.4 billion (2030). -Brent breakeven reflects the Implementation Target portfolio (US$ 91 billion in capex). -Sensitivity: For 2026, a R$ 0.50 change in the FX rate implies a ~US$ 5.0 change in the Brent breakeven. Projected average dollar for 2025: R$ 5.7. -11-3-18-28259482025FXCapexProductionLeasesOthers20262030 21 Our portfolio of investment opportunities amounts to US$ 109 billion 9 5 5 Under Evaluation US$ 18 billion US$ 91 billion Exploration & Production Refining, Transportation and Marketing Gas & Low Carbon Energies Corporate 22 69 16 4 2 Under Implementation Note: Projections subject to variation of +/-5%. 78 20 9 2 Total Portfolio US$ 109 billion -1-746-41109111BP2025-29PeriodAdjustmentFXInflationNew ProjectsProjectreassessmentsOthers*BP 2026-30 Total Portfolio: Business Plan 2025–29 vs 2026–30 23 US$ billion * Includes assumption of lower project execution risk.New projects: Primarily complementary and current projects in E&P, plus RTM initiatives focused on fleet renewal, logisticsexpansion, and biorefining projects.. 91 98 13 Under Implementation Under Evaluation 18 Under Implementation Under Evaluation 24 14.8 15.4 14.4 12.7 11.9 3.2 4.0 4.2 2.6 1.9 1.0 1.2 1.3 0.3 0.2 0.5 0.5 0.6 0.4 0.3 2026 2027 2028 2029 2030 24 19.4 21.0 20.5 16.1 14.3 16.9 17.2 17.1 12.6 11.3 Cash Capex* Capex Under Implementation of US$ 91 billion * Excludes primarily leases, geology and geophysics expenses, and the cash and accrual mismatch related to platforms, materials and equipment Notes:We expect the following distribution for the Total Portfolio, in US$ billion: 20.5 (2026), 23.5 (2027), 23.5 (2028), 21.3 (2029), and 20.6 (2030).Projections subject to variation of +/-5%. Exploration & Production Refining, Transportation and Marketing Gas & Low Carbon Energies Corporate More than 75% of investments under implementation allocated to E&P 25 25 •Focus maintained on Búzios, withprogress in FPSO construction •Progress in Sépia2 and Atapu2 •Progress on RNEST Train 2 and startof construction of the Boaventurarefining project •Peak investments in Búzios, driven bywell interconnections •Continued investments in Sépia2 andAtapu2 •Growth in investments in SEAP 2 •Construction ramp-upofRNEST Train2 and Boaventura refining project •Progress in the construction of BúziosFPSOs •Growth in Sépia2 and Atapu2 •Advances in Raia projects, Marlimrevamps, and the Integrated Parque dasBaleias •Resumption of construction of RNESTTrain 2 2025 18.5 ±10% 2026 19.4 ±5% 2027 21.0 ±5% Capex evolution driven by more value-accretiveprojects US$ billion Portfolio Under Implementation We reaffirm our commitment to capital discipline and efficient resource allocation •Lower oil price levels and heightened uncertainty, especially throughout 2026 •Commitment to efficient resource allocation CONTEXT ADDITIONAL GOVERNANCE MECHANISM ASSUMPTIONS •Gross debt limit of US$ 75 billion •Self-funding: investments supported by operatingcash flow generation •Preservation of Dividend Policy 69 16 4 2 Under Implementation US$ 91 billion 26 Of the US$ 91 billion Under Implementation Portfolio, US$ 10 billion mostly relates to projects with final investment decisions in 2026 and 2027. •Quarterly assessments, in light of cash flow projections andcapital structure, will determine progression and anyprioritization, following governance on project approval •The mechanism aims to ensure financial resilience andflexibility to respond to market conditions. 27 Reinforced governance and flexibility in investments to adapt to different scenarios 27 Portfolio Under Implementation US$billion Notes: -Sanctioned projects contemplate approximately US$ 5 billion/year in current investments, which are aimed at maintaining and operating existing assets, without increasing production capacity, encompassing maintenance, replacements, legal adjustments, and support projects. Expected distribution of cash investment for the Implementation Base Portfolio, in USD billion: 16.6 (2026), 15.8 (2027), 15.2 (2028), 10.0 (2029), and 8.4 (2030). -Main sanctioned Implementation Base Projects: Búzios6 to 11, Atapu2, Sépia2, Raia, Manta and Pintada, Boaventura Refinery, and RNEST Train 2. -Main unsanctioned Implementation Base projects: Seap2, UFN-III, and Ethanol. % of sanctioned projects in Implementation Target Portfolio 19.4 21.0 20.5 16.1 14.3 19.1 19.6 18.4 13.1 10.7 2026 2027 2028 2029 2030 Implementation Target(US$ 91 billion) Implementation Base(US$ 81 billion) 93% 85% 75% 60% 46% Mainsanctioned projects generate more than US$ 12 billion in free cash flow by 2030 28 IMPLEMENTATION BASE IMPLEMENTATION TARGET TOTAL 109 bn 91 bn 81 bn 28 Our portfolio of opportunities amounts to US$ 109 billion: US$ 81 billion Projects with budgets approved in the plan, even if not yet sanctioned. US$ 10 billion Projects amounting to US$ 10 billion will have their financial viability assessed quarterly according to the company's cash flow projections and capital structure, and submitted for approvalsfollowing the governance of projects1. US$ 18 billion Opportunities under evaluation Governance for assessing new projects and financial viability 1Note: Capital investment projects are approved only when they are expected to have positive NPVs in all three corporate scenarios. Exploratory projects (including participation in bid rounds), current investments (e.g., maintenance), as well as partnerships, acquisitions, and divestments follow specific approval processes. 29 Major pre-salt projects: focus on Execution with cost reduction 29 Project Nominal Capacity Mbpd Capex full life BP 2025-29 US$ billion WI Petrobras Buzios 6 (P-78) 180 5.2 89% Búzios 7 (Alm. Tamandaré) 225 2.2 89% Búzios 8 (P-79) 180 5.7 89% Búzios 9 (P-80) 225 6.3 89% Búzios 10 (P-82) 225 7.5 89% Búzios 11 (P-83) 225 6.8 89% Atapu 2 (P-84) 225 6.4 66% Sépia 2 (P-85) 225 4.7 55% Mero 4 (Alexandre de Gusmão) 180 1.3 39% Total 46.1 TOTALBP 2026-30 -2% US$ 45.2 billion Of the nine listed projects, three retain the same bdgetin the 2026–30 Plan, one shows a 1.6% increase, and five deliver an average optimization of -3.7% High-return portfolio IRR –AVERAGE INTERNAL RATE OF RETURN (US$ IN REAL TERMS) % 30 23 15 Exploration & Production Refining, Transportation and Marketing Gas & Low Carbon Energies >10 31 • Transporte Marítimo • Transporte Terrestre • Comercialização • Corporativo • Tarifa de movimentaçãode gás • Custode Produçãodo Óleoe Gás • Custode Produçãodo Refino • CustoE&P nãoAssoc. à Produção • Demais G&EBC • Outros Leaseexpenses ManagerialViewUS$65billion CorporateViewUS$65billion OPEX Base year 2024 US$ billion COGS Operating expenses One-off events Depreciation Government Take Feedstock Flexibility MANAGEABLE OPERATING EXPENSES ANDLEASES1 US$ 19.5 billion 1Does not consider leases in capex Others Commercialization Other Gas, Power Ground Transportation Refining Production Cost Non-production E&P Cost Corporate Marine Transportation Gas Transportation Tariffs Oil & Gas Production Cost Manageable Operating ExpensesUS$ 17.2 billion Manageable operating expenses: levers for opexoptimization 31 Breakdown by activity US$ 2.3 billion 32 Focus on operating expense efficiency enables us to grow with productivity 23.2 22.8 23.7 23.7 23.4 23.2 20.2 21.3 21.9 21.9 22.3 19.1 19.5 20.5 27.6 26,1 26.0 25.6 25.8 27.2 24.1 21.9 22.7 22.3 22.8 23.7 24.6 2024 2025 2026 2027 2028 2029 2030 BP 25-29 (US$ billion) BP 26-30 (US$ billion) Manageable Operating Expenses US$ billion 2024 2025 2026 2027 2028 2029 2030 2023 BP 25-29(US$/bbl) BP 26-30(US$/bbl) Manageable Operating Expenses US$/bbl 32 Search for efficiency in expenditures, preserving operational safety and asset reliability E&P •Cost reduction in non-producing platforms (structure, processes and workforce) •Decommissioning and removal of non-producing units (removal of platforms from location) •Optimization of aerial and maritime logistics (demand and tariffs) •Optimization of well interventions and subsea inspections RTM •Renegotiations in routine and revitalization services •Cost optimization program (focus on innovation) •Expansion of nighttime operations and simultaneous vessel maneuvers •Backhaul freight utilization •Expansion of operations with Cargo Transfer Vessels for offloading G&LCE •Negotiations to reduce gas transportation tariffs •Postponement of non-priorityroutine and maintenance services •Deferral of mobilization of support service stations 33 34 Δ OCF impact/year Brent US$ 10/bbl ≅US$ 5 billion FX (R$/US$) R$ 0,50 ≅US$ 0.5 billion Diesel Crack US$ 10/bbl ≅US$ 1.9 billion Gasoline Crack US$ 10/bbl ≅US$ 1.0 billion US$ billion Earn-outs2 Operating cash flow after taxes and judicial deposits1 2026 2027 2028 2029 2030 Brent (US$/bbl) 63 70 70 70 70 FX nominal (R$/US$) 5.8 5.8 5.8 5.8 5.8 Diesel Crack (US$/bbl) 20 19 19 19 19 Gasoline Crack (US$/bbl) 14 13 12 12 12 Cash flow from Investments Dividends Leasings New Projects Financial expenses Net amortization Total Portfolio Sources and Uses of Cash 0-5 5-10 190-220 0-5 45-50 10-15 45-50 85-95 Sources Uses 1Includes cash surplus at the beginning of the period.2Includes contingent and deferred payments and divestments. Notes:Operating cash flow (OCF) and leases for the Implementation Target and Implementation Base portfolios are fully contained within the ranges presented. Decommissioning expenses: US$ 10 billion 2026 2027 2028 2029 2030 OCF 35 40 42 42 42 Cash CAPEX 18 20 21 17 17 Leasings 10 10 9 9 9 Assumptions Annual forecasts Sensitivities 35 Leasing optimization 35 2.9 2.8 2.8 2.7 2.6 5.3 5.5 5.0 5.4 5.1 1.3 1.0 1.0 1.0 1.0 0.3 0.3 0.3 0.4 0.4 2026 2027 2028 2029 2030 FPSO Capex/Opex * Decommissioning SG&A Expenditure Categorization US$ billion 9.8 9.7 9.1 9.4 9.0 *CAPEX accounts for approximately 60% of this category. Efficient and flexible capital structure in challenging scenarios enables the maintenance of the dividend policy US$ 75 billion debt limit reaffirmed Financial Debt Leasings 36 63 54 36 30 29 23 27 25 23 23 25 25 24 22 23 24 34 37 43 42 42 42 40 40 2019 2020 2021 2022 2023 2024 2025 2026 2027 2028 2029 2030 % of FPSO leases 61% 57% 54% 53% 49% 65 GROSS DEBTUS$ billion Note: Figures refer to the Implementation Target portfolio. In the Total Portfolio, gross debt converges to US$ 65 billion in2029 Value-driven management We have a unique portfolio, which we will continue to manage efficiently to deliver strong, value-accretive, growth and to increase the country’s energy supply, providing benefits to society and our shareholders We are bringing more resiliency to the company, enabling us to keep our commitments to our dividend policy and a solid capital structure We approved an additional governance mechanism, with more flexibility to our Investments, focusing on value generation even in challenging scenarios 37 EXPLORATION & PRODUCTION DrieleCendonTrindade(P-79 project) 38 39 We remain focused on value generation 39 Fostering capital discipline and cost optimization Maximizing value focusing on profitable assets Delivering growing production safely, ensuring maximum asset lifespan Replenishing reserves and exploring new frontiers Contributing to the increase of natural gas supply Decarbonizing our portfolio E&P •< US$ 6.0/boeLifting cost in industry’s 1st quartile •23%Average IRR of major E&P projects2 •Zero routine flaringby 2030 •Goal achievement,in 2025, of reinjecting 80 MM tCO2in CCUS3projects •Reduction in the intensity ofmethane emissions,reaching 0.20 tCH4/thousand tHCby 2030 15 Kg CO2e / boe Competitive emissions over the five-year period ECONOMIC ENVIRONMENTAL US$25/bbl Brent for prospective breakeven of portfolio1 Our strategy envisage high-return capital investments that are only approved with positive NPV in robust scenarios Our portfolio has double resilience to generate value in challenging pricing scenarios resilience resilience 1Breakeven Brent: Brent level that generates zero NPV. It only considers E&P projects and does not consider the cost of capital of past investments 2Average real IRR for major E&P projects starting from 2022 on, considering their entire lifespan | 3Carbon Capture, Utilization and Storage 40 And it is solid even in low Brent prices scenarios 41 Notes: Breakeven Brent: Brent level that generates zero NPV. It only considers E&P projects and does not consider the cost of capital of past investments. From BP 26-30, long-term Brent level in our robust scenario was updated to USD 50/bbl. BRENT DE EQUILÍBRIO1 US$22/bbl ~60% of CAPEX US$50/bbl ~92% of CAPEX US$25/bbl average ofportfolio BP 2025-29Implementation We will continue with significant investments in E&P 42 48 62% 17 23% 8 10% 4 5% 76.4 US$ billion BP 2026-30Implementation Target 43 62% 16 24% 7 10% 3 4% 69.2 US$ billion Pre-salt Post-salt Exploration Others -4.3 Postponements and optimizations in projects -8.4 Pre-FIDs under evaluation +5.5 Improvement in the execution of projects 42 US$ bn Note: Projections subject to variation of +/-5%. We have different maturity levels for the projects in the portfolio 43 13 14 22 17 42 38 76.4 69.2 BP 2025-29 BP 2026-30 CAPEX UNDER IMPLEMENTATION E&P US$ billion CATEGORY DEFINITION SANCTIONED Capex with expenditures approved in governance UNSANCTIONED Capex awaiting approval by Governance. They may or may not have undergone financing1analysis CURRENT Maintenance and integrity recovery projects for existing assets 43 1Unsanctioned projects in the Implementation Portfolio will still have their financial feasibility assessed, a process carried out quarterly in light of cash flow projections and capital structure. 2025 was an unprecedented year for our production 44 1stoil FPSO Alm. Tamandaré(Buzios) Anchoring in 10 days FPSO Alex. de Gusmão (Mero) Peak production FPSO Mal. Duque de Caxias (Mero, 180 Mbpd) 1stOilFPSO Alex. de Gusmão (Mero, 180 Mbpd) Peak production FPSO Alm. Tamandaré(Buzios, 225 Mbpd) FPSO Mal. Duque de Caxias (Mero) 200 Mbpd of production P-78 (Búzios, 180 Mbpd) arrives at location 1stoil In 2025 Búziosfield operated production of 1 MMbpd FPSO Alm. Tamandaré(Búzios) instant flow record of 270 Mbpd 3Q25 PRODUCTION RECORDS (MMboed) Own: 3.14 | Operated: 4.54 Pre-salt own: 2.56 | Pre-salt operated: 3,88 3 4 6 7 8 8 6 10 4 1 2.72 2.74 2.88 2.92 2.89 2.97 3.12 3.16 3.16 3.2 jan/25 feb/25 mar/25 apr/25 may/25 jun/25 jul/25 aug/25 sep/25 oct/25 Own production Monthly (MMboed) Better operational efficiency: + 4% vs. 2024 57new operating wells 45 And we will continue on an upward trend over the next five years 45 TOTAL PRODUCTION millionboed| Petrobras Work Interest (WI) | with varationof +/-4% % Pre-salt 82% 78% 81% 82% 81% Operated Production* 4.5 4.6 4.7 4.7 4.7 % of govt share in operated production 5% 7% 9% 9% 9% 2.5 2.6 2.7 2.6 2.6 2.8 2.8 2.9 2.9 2.9 3.1 3.2 3.4 3.4 3.3 2026 2027 2028 2029 2030 Oil Commercial gas Non-commercial gas Commercial oil and gas Total oil and gas production *Besides the govt’s profit oil relative to PSA conctracts, partnersshares are also included. 45 46 We achieved significant gains compared to the previous business plan 2.3 2.4 2.5 2.5 2.5 2.4* 2.5 2.6 2.7 2.6 2.6 2025 2026 2027 2028 2029 2030 OIL PRODUCTION million bpd | Petrobras Work Interest (WI) | with variation of +/-4% Outlook 2025 BP 25-29 BP 26-30 Outlook 2026-2029 230 MILLION BARRELS of oil between plans • Better reservoir management •Improved efficiency in wellconnections •Improved asset integrity andefficiency •FPSOs nominal capacity increase •Projects delivered on time * Due to increased operational efficiency and higher production throughout the year, the current oil production forecast for 2025 is ~2.4 million bpd, which represents reaching the upper bound of the 2.3 million bpd target, with a variation of ±4% for 2025 46 The five-year production curve only reflects Implementation Base projects 47 We have a robust process to buildour production curve Year 1 Year 5 Year 2 Year 4 Year 3 Risk Tunnel •Reservoir risks •Schedule risks •Operational efficiency* We simulate thousands of scenarios that take into account the risks of our business. We choose different risk levels for each year of the plan, as we are naturally able to be more precise in the events of the early years. *Unplanned interruptions are taken into account in our risk tunnel 47 ...and we will work to mitigate risks and ensure that our results continue to exceed expectations 48 Growing gas supply with production optimization and new projects 43 49 55 2024 2025 2026 2027 2028 2029 2030 2031 2032 2033 2034 2035 GAS SUPPLY* million m³/d Actual BP 26-30 67 Projects start up Higher avaibilityin Santos Basin New and complementary projects, and exploratory initiatives *Gas availability (Brazil + Partners) 48 2.2 1.9 1.2 2024 Outlook2025 Average 2026-30 We operate with extremely competitive costs, within the top quartile of the industry •Operation & maintenance: Contract renegotiation andoperational adjustments •Interventions:Replanning of well activities and subseainspections •Logistics: Aerial and subsea •Anticipationof platforms decomissioningin the short term •Logistics optimizations •Improvementsin layover expenses 49 OPTIMIZATION INITIATIVES 6.0 6.2 <6.0 2024 Outlook2025 Average 2026-30 LIFTING COSTS US$/boe EXPENSES NOT RELATED TO PRODUCTION US$ billion OPTIMIZATION INITIATIVES 50 In recent years, we have achieved outstanding results on reserves replacement while maintaining low costs 0 10 20 30 40 50 20 40 60 80 100 120 140 160 180 200 Finding and development costs (Average 5 years, USD/boe) Organic Reserve Replacement Index (average 5 years, %) MAJORS INTEGRATED EUROPEAN NOCs PETROBRAS RESILIENT assets and STRONG reserves replenishment 50 Source: S&P Global Energy, ©2025 by S&P Global Inc. 51 The increase in long-term production outlook is the result of our strategic program to incorporate reserves 51 Continuous effort to increase the recovery factor of already discovered assets • Management and optimization of reservoir potential • Tapping new opportunities (eg: complementary wells) • Higher operational efficiency due to improved asset integrity 2026 2030 2050 MM boed Replenishment challenges Operating assets + Projects BP 2025-29 BP 2026-30 2034 Maintaining peak production for longer Note: Production curves include entire scope of projects portfolio. 52 Exploration for new discoveries to replace reserves 52 BOLÍVIA 15 Equatorial Margin (37.5%) 14 South and Southeast margins (35%) 11 others (27.5%) 40 new wells between 2026-2030: 2.5 2.4 2.2 7.1 EXPLORATION INVESTMENT US$ billion ONSHORE BASINS OFFSHORE BASINS CAMPOS ESPÍRITO SANTO POTIGUAR SANTOS BARREIRINHAS PARÁ-MARANHÃO AMAPÁ DEEP WATER SÃO TOMÉ E PRÍNCIPE PELOTAS COLÔMBIA ARGENTINA ÁFRICA DO SUL BACIAS TERRESTRES 53 We already started drilling Morpho and will move on to drilling Mãede Ouro Amapá Deep Waters BLOCKFZA-M-59WI PB 100% We planto drill15 wells in the Equatorial Margin BLOCK POT-M-762 WI PB100% Potiguar MORPHO: DRILLING ONGOING This is the first of a commitment to drill eight wells in Amapá deepwaters MÃE DE OURODRILLING FOR EXPLORATION OPPORTUNITIES IN POTIGUAR BASIN This drilling is the outcome of a successful exploratory campaign in 2023 and 2024 PAMA BARREIRINHAS CEARÁ 53 RJ RJ P MG ES Campos Basin Santos Basin Aram MarlimSul Jaspe Citrino Norte de Brava C-M-477 We will drill 11 exploratory wells in the Southeast 6 in Santos Basin and5 in Campos Basin •We will drill anexploratory well next toMarlimSul, envisagingoperational synergies •We will evaluate theexploratory potential ofCampos Basin in theCitrino, Norte de Brava,C-M-477 andJaspeblocks •We will executeformation and drillingtests in Aram 54 Pelotas We acquired 3 blocks @ WI PB 70%Total: 32* blocks Campos We acquired 2 blocks: one @ WI PB 100% andthe other @60% Total: 7 blocks EquatorialMargin We acquired 10 blocks @ WI PB 50% Total: 31* blocks São Tomé and Príncipe We acquired block 4 WI PB 27.5% Total: 4 blocks Strategic performance to replenish our exploratory portfolio 55 Blocks we acquired in 2025 Blocks we acquired in 2024 *13 blocks with signing scheduled for 11/28/2025 Partner in 1 asset WI PB 33,6% *3 blocks with signing scheduled for 11/28/2025 Largest Discovery of VGIP in the country (higher than 6 Tcf) 1 block and 1 Discovery appraisal program Drillings and Formation tests still planned Operator WI PB 44,44% New Brazilian exploratory frontier Operator in 32 blocks –29* blocks WI PB 70% and 3 blocks WI PB 50% Exploratory frontier with proven petroleum system Partner in 4 blocks WI PB 45% in blocks 10 e 13, 27,5% in block 4 and 25% in block 11 Exploratory trend with significant discoveries Partner in 1 block WI PB 10% Pelotas Colombia São Tomé and Príncipe South Africa Argentina Diversification of the exploratory portfolioin search of new frontiers 56 We work to extend the life cycle of our assets until exhaustion of alternatives to the sustainable disposal of systems Ensuring maximum lifetime for systems or reusing them in other fields can generate even more value for our business 57 MATURE FIELDS Focus on enhancing the recovery factor and maximizing portfolio value: • Revitalization and complementary projects • Exploratory upsides • Extension of productive life DECOMMISSIONING Focus on balancing safety, environmental concerns, and cost optimization: • Integrity assurance • Expense reduction on non-operational platforms • Reduction of project timelines • Inovações tecnológicas e novos modelos de negócio • Systems repurposing • Sustainable disposition EXPLORATION DEVELOPMENT RAMP UP PLATEAU MATURE DECOMMISSIONING 58 Onshore assets: new rigs contracts enabled the resumption of onshore activities 58 Urucu, SolimõesBasin •2 new drilling rigs •Start of drilling of 2onshore exploratory wells New wells in Bahia •May/25: drilling of well 7-TQ-240D-BA in the Taquipefield •3 new drilling rigs and 10additional workover rigs (from13 to 23) •100 well drilling operations overthe next 5 years, with opportunities for natural gas exploration Campos Basin: New units strengthen our presence in mature fields After five decades of production, it remains relevant and continues to add value to our future results Jubarte Raia Barracuda Caratinga Voador Marlim RJ Roncador Marlim Leste Marlim Sul Albacora In production First oil in 2028 Espadarte TartarugaVerde Sudoestede TartarugaVerde 17 operating units 15 billion boed Cumulative production 3 of which are rampingup(3Q25) 19% of our oil production PRESENT 1 New Unit2026-30 US$ 19 billion Capex 2026-30 5 New Unitsunder evaluation 75% production fromnew wells in 2030 FUTURE 3 Awards OTC 59 20% Reduction inlifting cost 2030 vs 3Q25 Pre-salt represents around 80% of our production Fields such as Búzios, Mero, Tupi, Iracema, Atapu, Itapu, Sépia, Berbigão, and Sapinhoá account for the majority of our production RJ Bacia de Campos Bacia de Santos Mero Tupi/Iracema Búzios Atapu Itapu Sépia Berbigão Sapinhoá 60 61 In recent years, we’ve significantly replenished our reserves, keeping costs low Itapu • ~170 mboedTotal Production •5.5 kgCO2e/boeGHG index Operating since Dec/2022, with 2 complementary projects planned for 2029 and 2031 Sépia • ~178 mboedTotal Production • 10.7 kgCO2e/boeGHG index Additional FPSO in 2030, bringing the field to its full design capacity of 405 thousand bpd Atapu • ~168 mboedTotal Production • 7.8 kgCO2e/boeGHG index New FPSO in 2029, reaching the field’s full design capacity of 375 thousand bpd Assets in the industry’s first quartile for production efficiency and low CO2emissions 61 Mero The field has increased its share in our portfolio and is expected to maintain this trend in the coming years • 9.7 kgCO2e/boe*GHG index 62 • ~650 Mbpd3rdhighestproduction in Brazil • + 19 wells by 203015 producers and 4 injectors MERO Extension Project undergoing selection of alternatives with potential to reserves addition PIONEERING AND TECHNOLOGICAL EVOLUTION First PRM seismic acquisition scheduled for 1H26 HISEP® Technological Mero 3, first oil expected in 2028 *Does not include FPSO undergoing comissioning Tupiand Iracema First ultra-deepwater giant field has completed 16 years of operation TUPI REVIT 1 Alternative Selection phase(FEL 2), with wells reutilization TUPI + VALOR • Increased productionpotential and gas supply,production efficiency andwater injection • New project opportunities • Ambition of 1 million bpd andrecovery fatorof 35% Production efficiency within Solomon’s 1st quartile • 1,072 MboedCurrent operated production • + 16 Wells by 203012 producers and 4 injectors • 9.7 kgCO2e/boeGHG index 63 Búzios Largest offshore assetworldwidekeeps delivering significant results and will continue overcoming challenges over the medium and long term 64 *Does not include FPSO with undergoing comissioning • Daily record 1 MMbpdOctober 29, 2025 • 8th OTC AwardTechnological InnovationsBúziosProject • 28% of Oil ProductionPetrobras 3Q25 • 40 MbpdAverage production per well (2025) • 1.7 billion boeCumulative production (Oct/2025) • 10.6 MM m3/ dayGas export (Aug 20, 2025) • 10.9 kgCO2e/boe*GHG index • 12 FPSOs • ~90 wellsby2030 • 36% of Oil ProductionPetrobras 2030 • 2 MMboedOperated peak productionambition (2029) REFINING, TRANSPORTATION AND MARKETING Paulo Renato Soares(RNEST) 65 Resilient Refining System Increase in operational availability and energy efficiency Ambition of 1stQuartile in OA and IES* indicators* High Quality Products Increase in oil processing capacity and supply of Diesel S10 Additional supply of 320 Mbpdcapacity 307 MbpdDiesel S10 Monetize oil reserves, optimizing our assets and securing the market for the futureOur focus areas Fertilizers and Petrochemicals Portfolio diversification Production potential of 2,820 ktaof urea Competitive Logistics Expansion and maintenance of strategic markets Addition of 20 ships and 18 barges Expansion of pipeline network and tank storage Biorefining Low carbon products supply Production of up to 44 Mbpdof SAF, SBC and HVO *Benchmark Solomon: OA –Operational Availability; IES –Sustainable Energy IndexTM VALUE PROPOSITION 66 Our current Refining System Processing Capacity (distillation feedstock)1,813 Mbpd* HIGH QUALITY PRODUCTS * Reference feedstock 67 Oil processing capacity (distillation feedstock) + 320 Mbpd RNEST: 172 Mbpd +Refinery Revamps: 148 Mbpd *RNEST SNOx+ Revamp 1 stTrain, RBPC Revamp UV. The values presented refer to the increase in installed capacity. The effective utilization of processing capacity will depend on market analyses and conditions. 4818290Current2025*2026-30ImplementationTarget2026-30UnderEvaluation2030 Additional distillation capacity over the plan is equivalent to the production of +1 REDUC and + 1 RECAP Our Refining System in 2030 Mbpd HIGH QUALITY PRODUCTS 2,133 1,813 68 Additional 320 Mbpd in processing capacityDistillation feedstock -project start-up schedule RNEST • 2nd Train Distillation +50 Mbpd 2027 Revamps Distillation +45 Mbpd (37 Mbpd under evaluation) Revamps Distillation +18 Mbpd 2028 Revamps Distillation +18 Mbpd 2030 2025 RNEST • SNOx +27 Mbpd Revamps Distillation +6 Mbpd RNEST • Revamp 1stTrain +15 Mbpd 2026 Revamps Distillation +44 Mbpd 2029 RNEST • 2nd Train Complete +80 Mbpd Revamps Distillation +17 Mbpd *Valuesrefer to the increase in installed capacity. Effectiveutilization of processing capacity contingent on market analyses and conditions. Revamp projects depend on scheduledstoppagescalendar and may be subject to adjustments. HIGH QUALITY PRODUCTS Legenda Under Evaluation Under validation with ANP 69 * Potential increases in S10 diesel production related to the increase in installed capacity in the 2025-2030 period. Actual S10 diesel production will depend on market analyses and conditions. ** 112 Mbpd will be achieved in 2025 (104 Mbpd of quality improvement in REPLAN and REVAP and 8 Mbpd of additional volume in RNEST and RPBC). Strong growth in S10 diesel production capacity Capture of voluntary market until completion of the phase-out of S500 diesel HIGH QUALITY PRODUCTS REFINERY DIESEL S10 Mbpd QUALITY IMPROVEMENT ADDITIONAL VOLUME RNEST +94 +94 BOAVENTURA +76 +56 +20 REPLAN +66 +63 +3 REVAP +41 +41 REGAP +13 +13 RPBC +9 +9 REDUC +8 +8 S10 Diesel Production Capacity*: + 307 Mbpd** in the plan’shorizon Quality Improvement:173 Mbpd (exchange of S500 for S10) Additional Volume of S10 Diesel: 134 Mbpd + 78 Mbpdin 2031+ Total +385 mbpd 70 2027 RPBC Revamp Distillation +2 Mbpd REPLAN and REFAP Revamps Distillations +8 Mbpd 2028 REPAR, REFAP and REPLAN • HDTs +70 Mbpd Additional 307 Mbpd in S10 diesel production capacityProject start-up schedule* 2030 Additional Volume of S10 Diesel Exchange of S500 for S10 2025 RNEST –Revamp 1st Train +6 Mbpd REVAP • Revamp HDT +41 Mbpd REPLAN • HDT +63 Mbpd 2026 REGAP • Revamp HDT +13 Mbpd 2029 RNEST • 2ndTrain +88 Mbpd REFINO BOAVENTURA • HCC + HDT +76 Mbpd 56 20 * Potential increases in S10 diesel production related to the increase in installed capacity.Actual S10 diesel production will depend on market analysis and conditions. . Under Evaluation RPBC • Revamp Distillation +2 Mbpd REPLAN • Revamp Distillation +3 Mbpd REDUC and RPBC • Revamps Distillations +11 Mbpd REDUC • Revamp Distillation +2 Mbpd 2031+ HIGH QUALITY PRODUCTS 71 RNEST and Boaventura Refining competitive to capture growing domestic diesel market Total capex of the projects equals around one year of EBITDA for the segment Notes: Petrobras data for historical records + Projection in the Negotiation Scenario -Petrobras 2050. Diesel A corresponds to the fossil portion of diesel, produced in refineries, without the addition of biodiesel. Conservative diesel demand forecast compared to market projections. BOAVENTURA REFINING 2025 2029 Start of operations + 76 Mbpd diesel S10 + 20 Mbpd Jet fuel + 12 Mbpd Group II Lubricants OCTOBER: Procurement at the main HIDW, HCC, and Offsites units RNEST 1stTrain 2ndTrain 0% 10% 20% 30% 40% 50% 60% 70% 80% 90% 100% 0 0,3 0,6 0,9 1,2 1,5 2020 2024 2025 2029 2030 2035 2040 Petrobras market share Petrobras Sales Imports + Other producers DIESEL A Completed works + 6 Mbpd diesel S10 Under construction + 88 Mbpd diesel S10 Completion by 2029 HIGH QUALITY PRODUCTS 72 RefTOP: higher operational efficiency of refineries The cumulative gains in operational and energy efficiency and carbon reduction in Refining already amount to US$1 billion AMBITION 2030 NEW INVESTMENTS Reliabilityoperational availability: OA* ≥ 97% Energy performanceenergy sustainability: IES* ≤ 86 Sustainabilityemission intensity: IGEE ≤ 30kgCO2 eq/CWT Value**pre-salt processing capacity = 100% US$ 1 billion planned over the five-year periodfor more than 150 projects in the Refining System RESILIENT REFINING * Benchmark Solomon: OA –Operational Availability; IES –Sustainable Energy IndexTM **Does not consider lubricant plants. (1) Reductions consider comparison with the performance of the year 2020 (2) The earnings figures for 2025 consider accumulated results until September 331 892 1,439 1,633 1,250 157 581 1,264 2,039 2,633 0 1000 2000 3000 4000 5000 6000 7000 -500 0 500 1.000 1.500 2.000 2.500 2021 2022 2023 2024 2025 Emissões evitadas (mil ton CO2eq/a) Redução de consumo de GN (milhões m3) Avoided emissions (mil ton CO2eq/a) Reduction in NG consumption (million m3) 73 Scheduled Maintenance Stoppages 2026 RPBC Units ALKYL/HDT 145 heat exchangers, 141 vessels, 21 towers, 8 furnaces, 7 reactors 3,500 workers REPLANUnits CRUDE/HDT 191 heat exchangers, 135 vessels, 14 towers, 8 reactors, 10 furnaces 4,520 workers REGAPUnits CRUDE/FCC/HDT 191 heat exchangers, 141 vessels, 27 towers, 4 furnaces, 11 reactors 3,300 workers REPAR Units FCC/HDT 147 heat exchangers, 91 vessels, 23 towers, 7 reactors, 6 furnaces 4,450 workers ALKYL: Alkylation CRUDE: Crude and Vacuum Distillation FCC: Fluid Catalytic Cracking HDT: Hydrotreater 2026US$ 0.5 billion BP2026-2030US$ 2.4 billion CAPEX RESILIENT REFINING Photovoltaic Plants in Refining: commitment to emissions reduction TOTAL Capacity: 56 MWAC Investment: US$ 80 MM Start-up Unit State Capacity 2025 REGAP MG 10 MWAC 2026 REPLAN SP 20 MWAC 2026 RNEST CE 12 MWAC 2027 BOAVENTURA RJ 14 MWAC 75 Capex in Bioproducts add value to the refining system Bioproducts are natural alternatives for decarbonizing the transportation segments 10 Mbpd 19 Mbpd 15 Mbpd Under Evaluation ATJ REPLAN -SBC REDUC up to 1% renewable content REVAP* up to 5% renewable content REPLAN up to 1% renewable content REGAP ALREADY IMPLEMENTED IMPLEMENTATION Scheduled for the second half of 2026 DEDICATED PLANTS SBC AND HVO PRODUCTION Potential of up to 44 Mbpd COPROCESSING SAF PRODUCTION Until 1,3 Mbpd Target Implementation HEFA RPBC -SBC AND HVO Under Evaluation HEFA BOAVENTURA -SBC AND HVO * REVAP in ISCC certification process • Immediate positioning alternative in renewables and with a growing market •Signs of regulatory progress •Synergies with fossil fuel operations and the pursuit of carbon emission reduction DRIVERS BIOREFINING Partnership Projects: Riograndense(15 Mbpd) Process: ATJ: Alcohol-to-Jet | HEFA: HydroprocessedEsters and Fatty Acids Products: SAF: Sustainable Aviation Fuel | SBC: Synthetic Blending Component (for SAF production) | HVO: Hydrotreated Vegetable Oil, also known as Green Diesel 76 Expansion of logistics infrastructure and Petrobras market footprint New investment cycle in pipeline expansion aimed at increasing market reach, reducing logistics costs and carbon footprint, and capturing additional market share for Petrobras Renewal and expansion of the cabotage ship fleet for low liquidity classes, in addition to the chartering of new offshore support vessels, ensuring operational availability Expansion of the fleet of ships and vessels Expansion of presence in Midwest INVESTMENTUS$ 1.9 billion* INVESTMENT US$ 0.6 billion Optimization of logistics assets to maximize operational efficiency, ensuring greater availability and cost reduction, and enabling monetization of oil reserves and RTM assets Expansion and maintenance of logistics infrastructure INVESTMENT US$ 2.1 billion COMPETITIVE LOGISTICS *Considering US$ 0.4 billion under evaluation related to the acquisition of MR2 -PMaxvessels 77 "Mar Aberto":investments to ensure the logistics of our operations 8Gas carriers 4Handy 24 Medium Range 1 –MR1 4Medium Range 2 –MR2 18Barges and Push boats for Bunker services 12Platform Supply Vessel (PSVs) 10Oil Spill Response Vessel(OSRV) 16Remotely Support Vessel (RSV) 2Anchor Handling Tug Supply (AHTS) Investment of US$ 2 billion in the period 2026-30 Estimated construction cost of more than US$ 4 billion Renewal and expansion projects of the Petrobras System fleet, an important driver for the Just Energy Transition Construction of 20 cabotage vessels and 18 barges Chartering of 40 new support vessels for fleet renewal to sustain E&P activities COMPETITIVE LOGISTICS 78 •New pipeline connecting REPLAN to the Midwest region •New land distribution terminals •Increased rail transport capacity •Expansion of OSBRA pipeline capacity Expansion of operations in the Midwest Evaluation of new infrastructure projects aimed at increasing the capacity to supply oil products in the Midwest region COMPETITIVE LOGISTICS 79 To be the best alternative for customers by expanding direct fuel salesLogistics investments to expand presence in this market Getting closer to Agribusiness and to country’s interior for direct sales to large consumers in the Midwest region, in the states of Tocantins, Maranhão, Piauí, and Western Bahia: •Expansion of the number of sales hubs, reducing costs and increasing competitiveness •Supply of fertilizers, with the sale of fertilizer urea, livestock urea, and ARLA* 32 Additional commercial opportunities : ›Inputs for sustainable products ›Partnerships with logistics operators DIESEL SALES POINTS COMPETITIVE LOGISTICS Source: Own elaboration Agricultural Corridor Petrobras Sales Hubs Direct Sales Hubs *Automotive Liquid Reducing Agent 80 PRODUCT MIX PRODUCTION IN 2026 • Resumption after maintenance on existing assets •Daily consumption of Natural Gas: 3.3 million m³ FAFEN-SE FAFEN-BA ANSA -PR •Potential to meet 20% of the urea market, substituting imports •Value generation through the sale of products to meet agriculture and industry demand •Premium Urea and ARLA 32 contributing to the reduction of emissions from Diesel vehicles Urea: 1,800 t/d Urea: 1,300 t/d Urea: 1,975 t/d Consolidation of the recovery of the fertilizer segment Focus on the operational continuity of FAFEN-BA, FAFEN-SE, and ANSA in the first year of the plan FERTILIZERS Existing Assets 81 UFN-III PROJECT Production in 2029 3,600 tons of urea per day Daily Natural Gas Consumption 2.2 millions m3 UFN-III TrêsLagoas (MS) OPPORTUNITIES FOR THE FERTILIZERS SEGMENT • Technological Cooperation Agreement between CENPES* and EMBRAPA** for the development of new products and decarbonization processes •Agreement with MAPA*** to develop actions with cooperatives to increase competitiveness •Evaluation for cargo diversification, and waste utilization •Studies of new projects to increase production Urea: 3,600 t/d Increased production with the completion of UFN-III New projects and products to increase margins, production, efficiency and decarbonization are also opportunities under evaluation for the segment FERTILIZERS MS Strategic location: •Midwest region accounts for more than 40% of the national urea consumption •Connection to natural gas infrastructure Approximately R$ 12 million in social projects in the region *Petrobras Research Center / **Brazilian Agriculture and Livestock Company / *** Ministry of Agriculture and Livestock 82 Chemicaland petrochemicals operations in an integrated and sustainable manner • Integration with refining and natural gas • Value aggregation • Products with growing demand • Resilience against the decline in fossil demand • Low carbon emission products (Scope 3) • Oil & Gas companies continue investing • Strengthening of the national industry • Jobs creation and income generation • Imports substitution Projects under study: medium/long term • Boaventura: Use of natural gas liquidsfrom UPGN Rota 3 for Petrochemicals • Opportunities for integration withRefining: • FCC Petrochemical (REDUC) • Green HLR (RECAP) • Higher supply of Propylene(REFAP, REPAR, REVAP, RECAP,REPLAN and REDUC) • Raw material for the Polyester chain(RNEST) Contributions to the country Contributions to the business PETROCHEMICALS 83 RTM Implementation Target Capex BP 2025-29 Implementation 11.6 72% 3.6 22% 0.9 6% 16.0 US$ billion -1.0 +0.5 +0.1 BP 2026-30 Target Implementation 10.6 68% 4.1 26% 1.0 6% 15.8 US$ Billion Refining Transportationand Marketing Fertilizers Optimization of Operational Availability Capex New Ships and Pipeline Infrastructure Expansion Project value updates 84 Note: Projections subject to variation of +/-5%. Capex under implementation by focus areaComparison between plans US$ billion 15.8 16.0 0.9 1.0 1.0 1.0 3.5 4.2 4.4 4.0 6.2 5.6 CAPEX 2025-29 CAPEX 2026-30 High Quality Products Resilient Refining System Competitive Logistics Biorefinery Fertilizers Note: Projections subject to variation of +/-5%. 85 Our portfolio totals US$ 20.3 billion 10.6 4.1 1.0 Implementation Target 4.1 0.4 Under Evaluation US$ 4.6 billion US$ 15.8 billion Refining Transportation and Marketing Fertilizers US$ 20.3 billion 86 14.8 4.6 1.0 Total portfolio Note: Projections subject to variation of +/-5%. 87 GAS & LOW CARBON ENERGIES Taciana Ferreira de Farias(GAS & POWER) 88 Act in a COMPETITIVE and INTEGRATEDway in the operation and commercialization of gas and energy, optimizing the portfolio and promoting the inclusion of RENEWABLE SOURCES GAS & POWER Segment’s value proposition 6th largest power generation player in the country, with 13 thermal power plants connected to the integrated transmission grid and 4.9 GW of capacity, of which 2.9 GW are expected to be contracted in the coming The first and only Certified Thermal Power System in asset management** in the country, with reliable and competitive units Projects: New Thermal Power Plants in the Boaventura Energy Complex (800MW) Robust portfolio in the new open and dynamic gas market. Certified thermal power plants available for new contracts for the National Interconnected System. +13% domestic gas(own production) * +100 MMm³/day:Processing Capacity •40 MM m³/day in 2Regasification Terminals •Import via pipeline •99.99% SupplyReliability •Over 30 years ofexperience NATURAL GAS ENERGY * 9M24 vs. 9M25 ** ISO 55,001 89 Thermal power plant NG processing units Regasification terminals Gas network Dynamic performance in synergy with clients STRUCTURAL ACTIONS •Increase in the supply of domestic gas from our own production •New competitive commercial products •Customer-base mapping to identify new short, medium and long-term opportunities •New Customer Channel: Focus on relationship-building RESULTS • We supply all distributors in the integrated network •Growth in free-market sales exceeds 300%* We want to be the #1 choice in the market *9M24 vs. 9M25 90 Sustainable growth of domestic supply depends on investments and reduces reliance on imports Regulatory certainty is a critical path to enabling investments ROUTE 3 2024 • WI 100% Gas pipeline with a capacity of18 MM m³/d NGPUwith capacity of21 MM m³/d RAIA2028 • WI 30%Gas pipeline with a capacity of16 MM m³/d SEAP2031+ • WI 80%Gas pipeline with a capacity of18 MM m³/d NEW OFFERS New and complementary projects, and the start of exploratory ones TODAY TOMORROW FUTURE 91 G&P portfolio remains resilient 92 Current Investments 64% 4% 24% 8% 100% Current Investments Adjustment of NGPUs New Thermal Power Plants Others 59% 7% 22% 12% 11% 89% 2.4 US$ Billion 2.6 US$ Billion Evaluation Implementation -US$ 0.2 Bn New Thermal Power Plants -US$ 0.1 Bn Adjustment of Natural Gas Processing Units (NGPUs) facilities +US$ 0.1 Bn Adjustments aligned with market trends BP 2025-29 Total portfolio BP 2026-30 Total portfolio Note: Projections subject to variation of +/-5%. 93 Operate in LOW-CARBON BUSINESSES, DIVERSIFYING THE PORTFOLIOin a PROFITABLEway and promoting the longevity of Petrobras LOW-CARBON Segment’s value proposition 6 9 2024 2040 Biofuels Oil Products SAF: Compliance with global regulations (CORSIA) from 2027 onwards. AVIATION (Jet fuel) ROAD TRANSPORT (Diesel) 40 52 2024 2040 Eletricity Natural Gas Biodiesel+HVO Oil Products BIODIESEL : New mandate, reaching 20% by 2030 LIGHT VEHICLES(Gasoline) 52 54 2024 2040 Eletricity Natural Gas Biofuels Oil Products ETHANOL: Currently at 30% and could reach 35%. MARITIME (Bunker) 3 4 2024 2040 Others Natural Gas Biofuels Oil Products Marine fuel with renewable content: aligned with the IMO's decarbonization strategy ELECTRICITY MIX Generation of the National Interconnected Systemin GW average Increasing demand for bioproducts in the transportation sector and the advancement of renewables in the electricity matrix 2024 2040 78 137 Fuel prices in MM TEP and SIN generation values in GW average Source: National Energy Balance and Petrobras BP 2026-30 Wind and Solar Biomass Thermal power plant Nuclear and other Hydroelectric 94 The alternatives are complementary over time Entry into these segments is in line with regulatory and market progress BIOMETHANE BIODIESEL ETHANOL SOLAR AND ONSHORE WIND 2026 2027 2028 2029 2030 2031 + CARBON CAPTURE (PILOT & HUBS)* BIOREFINING & GREEN CHEMICALS ENERGY STORAGE OFFSHORE WIND 2025 LOW CARBON HYDROGEN & DERIVATIVES DECARBONIZATION *CCUS-EOR operating since 2008 The graph represents the time frame of entry into each business, and does not indicate the intensity of the investment. 95 Business models for low-carbon segments BIOMETHANE BIODIESEL ETHANOL SOLAR AND ONSHORE WIND CARBON CAPTURE (PILOT & HUBS)* BIOREFINING & GREEN CHEMICALS ENERGY STORAGE OFFSHORE WIND LOW CARBON HYDROGEN& DERIVATIVES PROJECTS VIA JOINT VENTURES OWN DECARBONIZATION PROJECTS OWN RENEWABLE PRODUCTIONPROJECTS Business development in all segments presumes continuous investment in R&D *CCUS-EOR operating since 2008 96 Biodiesel: a solution for decarbonizing road transport and an outlook for maritime transport SAF: Sustainable Aviation Fuel | HEFA: HydroprocessedEsters and Fatty Acids Expanding operations in the segment through partnerships with players which have good access to raw materials, increasing margins and capturing projected demand growth. MOTIVATORS REGULATORY ADVANCEMENT An increase in the mandated percentage of biodiesel in B diesel, currently at 15%, potentially reaching 20% by 2030 Brazil in a favorable position The world's third-largest biodiesel producer, with a favorable climate, diverse raw materials, mature technology, and an efficient industrial base Biodiesel Synergies › BIOREFINING -Vertical integrationof the biodiesel chain with crushingof grains and/or oils and fats (rawmaterial for SAF via the HEFAroute) ›MARINE FUEL-Decarbonizationthrough bunker fuel for industrial and maritime clients (B24 and B100 markets) ›DIRECT SALES -Prospecting forlarge agribusiness clients 97 Ethanol: relevance and growth in light transportation, with strong potential in the aviation and maritime segments SAF: Sustainable Aviation Fuel (Sustainable Aviation Fuel) Minority stakes in leading companies in the sector enable faster market entry with lower initial investment and reduced risk, positioning us to capture the growth in ethanol demand MOTIVATORS REGULATORY ADVANCES Increase in the mandate for blending anhydrous ethanol with gasoline, currently at 30% (E30) and potentially reaching 35% by 2030 Brazil in a favorable position. The world's second largest ethanol producer, with mature technology, a favorable climate for sugarcane and corn production, and a significant fleet of flex-fuel vehicles ETHANOL SYNERGIES › DIRECT SALES -Prospecting large agribusiness clients ›REVERSE LOGISTICS -ethanol and oil products, in road and rail transport modes ›SAF -Low-carbon-intensity ethanol as a strategic feedstock for SAF ›CCS & BECCS -High-quality carbon credits using technologies mastered by Petrobras ›E-FUEL -High-purity biogenic CO2 for the next-generation of e-methanol and e-SAF 98 Biomethane : regulatory advances foster a large potential market CGOB: Certificate of Guarantee of Origin for Biomethane Minority stakes in established companies in the sector qualify us to capitalize on growing demand with a robust project pipeline MOTIVATORS REGULATORY ADVANCEMENT Targets for replacing natural gas with biomethane or CGOB in transportation and industry, starting at 0.25% from 2026 and potentially reaching 10% by 2030 BRAZIL IN A FAVORABLE POSITION It is a structuring vector for the country's circular economy and climate neutrality , with the potential to transform environmental liabilities into energy assets BIOMETHANE SYNERGIES › HEDGE FOR MANDATEOBLIGATION -Petrobras as themain off-taker , guaranteeingstable demand for producers ›DIVERSIFICATION OF SOURCESPossibility of reducing LNG imports ›DECARBONIZATION OFOPERATIONS -Replacement offossil fuels ›LOW CARBON EMISSIONHYDROGEN -Biomethane as aninput for production ›LOGISTICS -Leveraging existing gas and energy infrastructure 99 100 DIESEL R¹ Biorefining : integrating the industrial facilities with the demand for renewables CO-PROCESSING Production and marketing of derivatives with renewable content already available MARKETING Units operating with the product being marketed since September 2023, in line with market demand Adaptations to the refining systemand new units capable of transforming biomass into high value-added products 1. Diesel with renewable content 2 SBC -Synthetic Mixture Component for SAF Production (Sustainable AviationFuel) 3 ISCC –International Sustainability and Carbon Certification SUSTAINABLE AVIATION FUEL CO-PROCESSING (2025) • REVAP : up to 42 Mbpd with 1% renewable content •REDUC : up to 11 Mbpdwith 1% renewable content CO-PROCESSING (2026) •REGAP : up to 11 Mbpd with 1% renewable content •REPLAN : up to 37 Mbpd with 5% renewable content Dedicated Plants (SBC² -100% renewable) : •RPBC HEFA: 16 Mbpd (2029) •BOAVENTURA HEFA: 19 Mbpd (2030+) •REPLAN ATJ : 10 Mbpd (2030+) REDUC (RJ) received ISCC³ CORSIA certification for SAF production Low Carbon Hydrogen and its derivatives A solution for sectors facing decarbonization challenges Smaller-scale collaborative projects and pilot projects DEVELOPING KNOWLEDGE PILOT PLANT (RN) AÇU VALLEY •2 MW of electrolysis •Start-up in 2026 Regulation, mandates, and auctions are the levers fordemand development EVOLUTION OF DEMANDING MARKETS MARITIME SECTOR •Technology available on a commercial scale •Global mandates in force (EU) and beingimplemented (IMO) AUCTIONS •Long-term contracts for H2derivatives MANDATES & REGULATIONS •Rules defined for decarbonized products(Brazil & Abroad) •Incentives aimed at decarbonizing operations and products PILOT PLANT (SP) REPLAN •20 MW of electrolysis •Start-up in 2029 PARTNERSHIP PROJECTS • Studies in ammonia and e-methanol Location of the pilot plant Thermal power plant of Açu Valley, RN 101 Future demand maintains renewable energy generation as a robust and profitable diversification alternative SHORT, MEDIUM & LONG TERM SYNERGIES Support for hydrogen production by electrolysis A key lever for decarbonizing our operations Expansion of energy sales to free market consumers Data Centers, Industries, Buildings, Transportation HYDROGEN INTEGRATION ENERGY TRADING NEW DEMANDS ELECTRIFICATION OF THE OPERATIONS Traditional sectors and new electrification demands are driving the growth of renewable energy generation , especially after 2030 102 generation, especially after 2030 M&A and investments in project development in Brazil OUR CHOICE 1.7 GW by 2030 We continue to seek partnerships in solar photovoltaic and onshore wind energy , aiming to capture commercial opportunities and self-generation Support for hydrogen production by electrolysis A key lever for decarbonizing our operations Expansion of energy sales to free market consumers Data Centers, Industries, Buildings, Transportation HYDROGEN INTEGRATION ENERGY TRADING NEW DEMANDS ELECTRIFICATION OF THE OPERATIONS 102 The CCS pilot project in Rio de Janeiro will allow us to expand our acquired knowledge and enable opportunities for commercial hubs SÃO TOMÉ PILOT RIO DE JANEIRO CCS PILOT • First CCS pilot project in Brazil • Injection of 100,000 tCO2/year intoa saline reservoir • Validation of technologies focusedon cost reduction and processsafety to enable projects on acommercial scale CCUS HUBS FIRST OPPORTUNITIES We currently have four projects under study (São Paulo, Rio de Janeiro, Espírito Santo, and Bahia) for both decarbonizing our operations and decarbonizing third-party operations (hard-to-abate) ~80.0 mtCO2 Accumulated since 2015 CCUS Hubs: A Path to Decarbonization CCUS-EOR PROJECT (PRE-SALT) 103 CCUS NEW BUSINESSES LOW CARBON HYDROGEN LOW CARBON PRODUCTS CCS / CCUS WIND AND SOLAR POWER GENERATION E-FUELS* NATURE-BASED SOLUTIONS BATTERIES AND CRITICAL MINERALS LONG-DURATION ENERGY STORAGE O&G OF THE FUTURE OPTIMIZING CURRENT ASSETS We remain focused on optimizing our assets and transforming the future of Oil & Gas We strengthen disruptive initiatives as a lever for the long-term horizon SMRs Our R&D portfolio is ambitious, with investments in new energy businesses *Fuels synthetic produced from low -energy hydrogencarbon emissions 104 BIOFUEL TECHNOLOGIES Technologies for biofuel production integrated with refining, including co-processing, SAF, LCAF, HVO, and bunker fuel with renewable content PERFORMANCE AND QUALITY OF RENEWABLE PRODUCTS Developing products with a smaller carbon footprint, supporting market deployment, regulatory positioning, and certification GREEN CHEMISTRY IN REFINING AND PETROCHEMICALS Technologies for converting residual renewable loads into biofuels and chemicals ENERGY DENSIFICATION OF BIOMASS Technologies for converting lignocellulosic waste materials into biofuels and renewable products PRE-TREATMENT LOAD TECHNOLOGIES Prototypes of technologies pretreatment of feedstocks integrated with biorefining processes RENEWABLE LOADS AND CIRCULAR ECONOMYAlternative and residual loads, plastics conversion and pretreatment technologiesSustainable Raw Materials Preprocessing Conversion / Processing Products Diverse technological solutions for low carbon products Target to include low-carbon products into the fuel and chemical valuechains, sustaining markets in hard-to-electrify segments and unlocking new business opportunities for Petrobras 105 Robust projects are progressing into the portfolio under implementation 106 Onshore Wind and Solar Photovoltaic Energy 49% 5% 10% 24% 7% 5% 94% 6% 27% 7% 14% 34% 18% 72% 28% 6.4 US$ Billion 8.9 US$ Billion Evaluation Implementation -US$ 2.6 Bn Partnerships in Biorefining -US$ 0.5 Bn Biodiesel & Biomethane +US$ 0.5 Bn Sustainable fuels are gaining more relevance in the short term Onshore Wind and Solar Photovoltaic Energy Low Carbon Hydrogen and Derivatives CCUS, CCS and others Ethanol Biodiesel and Biomethane Partnerships in Biorefining BP 2025-29 Total portfolio BP 2026-30 Total portfolio Note: Projections subject to variation of +/-5%. 107 DECARBONIZATION OF OPERATIONS Marcela Azevedo (Renewable Energy) Per capita energy consumption and Human Development Index (HDI) Gigajoules of energy per capita –2024 data Source: Statistical Review of World Energy 2025 0 100 200 300 400 500 600 700 800 900 Iceland Qatar Singapore UAE Kuwait Trinidad and Tobago Saudi Arabia Oman Canada USA South Korea Russia Australia Luxembourg Norway Belgium Finland Turkmenistan New Zeland Netherlands Sweden Kazakhstan Iran Estonia France Malysia Czech Republic Japan Hong Kong Belarus Austria Slovenia Germany Slovakia China Ireland Switzerland Spain Israel Greece Poland Bulgaria Hungary Italy Denmark United Kingdom Cyprus Lithuania Croatia Turkey Chile South Africa Venezuela Portugal Argentina Azerbaijan Thailand Uzbekistan Latvia Mexico Romenia Algeria Iraq Ulkraine North Macedonia Brazil Vietnam Indonesia Ecuador Colombia Egypt Peru India Marroco Philippines Sri Lanka Bangladesh Very High Human Development Index –HDI > 0.9 High Human Development Index –HDI: 0.8-0.9 Medim Human Development Index –HDI: 0.6-0.8 50 265 111 768 200 26 75 World average: 72 108 Energy supply is an important driver of economic and social development for Brazil The energy sector in Brazil contributes less to greenhouse gas emissions compared to the world average Greenhouse Gas Emissions by source: World x Brazil Land use 25% Energy 25% Industrial process and waste 12% Agriculture and livestock 38% Land use 7% Industrial process and waste 14% Energy 68% Agriculture and livestock 11% World Source: UNEP –Emissions GAP Report (2023), IEA WEO 2024, SEEG GWP AR5, 2023 Data Brazil 109 Brazil accounts for 2.2% of the world's primary energy supply, but only 0.7% of global emissions from this sector And oil and gas production in Brazil is among the lowest emitters of greenhouse gases in the world Greenhouse Gas Emissions per Barrel Produced –Major Producers 0 10 20 30 40 50 60 70 80 90 100 CO2 emissions Methane emissions 5 15 21 22 40 37 Weighted average: 32 Kilograms of CO2 equivalent per barrel produced –2024 data Source: Rystad Energy –The listed producers account for 97.8% of global production 46 67 110 The Climate Plan and Energy Policy must ensure the well-being of Brazilian society 111 Law 12,187/09 –Climate Plan –Mitigation and Adaptation Law 9,478/97 –Objectives of Energy Policy Reducing GHG emissions Adapting to climate change Environmental conservation Development of carbon credit market Guarantee of the supply of refined products and biofuels Attracting investment for energy production Guaranteedfair price and quality energy COMMON OBJECTIVES Eradication of poverty Rational use of energy Reducing emissions from energy and transport Reducing social inequalities ENERGY POLICY NATIONAL POLICY ON CLIMATE CHANGE • Governance up to BoD, carbon in therisk matrix and reward system withGreenhouse Gas Emission IntensityIndex Indicator • Disclosure aligned with TCFD*,including financial risk of theportfolio (stress testing againstpublic scenarios) • Emission inventory verified by athird party since 2003 • Corporate scenarios expressingtransition trends • Profitable portfolio in the contextof a law carbon economy andsustainable development • Drivers for capital allocationfocused on reducing exposure Governance in information, processes and decisions Robustness and Value of the Fossil Portfolio amid the Transition Portfolio Exposure to Carbon *Task Force on Climate Related Financial Disclosures • Asset cost profile aligned with thetransition • NetZero 2050 ambition anddecarbonization commitments • Superior performance: lowerintensity than competitors Climate positioning based on 3 pillars TRANSPARENCY AND CARBON MANAGEMENT COMPETITIVENESS OF O&G LOW CARBON BUSINESS, SCOPE 3 AND JUST TRANSITION 112 Significant operational results Less than 0.5% of Brazil’s methane emissions ABSOLUTE GHG EMISSIONS million tCO2e METHANE EMISSIONS INTENSITY tCH4 /MIL tHC 69% 0.65 0.64 0.58 0.25 0.57 0.44 0.32 0.56 0.22 Near Zero 2030 2015 2016 2017 2018 2019 2020 2021 2022 2023 2024 0.20 Reduction equivalent to three times the Brazilian Aviation emissions Commitments Scopes 1 & 2 Achievement of the cumulative CO₂ reinjection commitment by 2025 and maintenance of the remaining commitments 2024 TARGET 2030 Absolute Operational Emissions1 million tCO2e 47 -30% 2 Routine flaring million m³ 120 ZERO GHG Intensity in E&P Segment kgCO2e / boe 14.8 15 GHG Intensity in Refining Segment kgCO2e /CWT 36.2 30 Upstream methane emission intensity tCH 4 /mil tHC 0.20 0.20 1. This commitment only considers the business segments in which we are already involved and the Company's willingness to use carbon credits 2 Reference 2015 20152024PortfolioEffic.and Proc.EnergyLossesCCUSOtherOpportunitiesTarget203001020304050607080 Million tCO2e/year 115 Opportunities to achieve the 2030 commitment Continuous identification and developmentof opportunities through the Carbon Neutral Program Efficiency : Optimization and energy integration, replacement of machinery and equipment Energy : Replacement of energy sources,assetselectrification, and integration with renewables Losses: Reduction of gas flaring,fugitive emissions, and venting Process: Improvements in industrial processes CCUS: Geological CO2sequestration Additional opportunities: Projects maturing (intrinsic) and compensation (offsets) Scopes 1 and 2 -Operational Emissions Potential to reach approximately 20% (around 1.7 GW) of installed electricity generation capacity from renewable sources by 2030, based on the Total Portfolio (Under Implementation and Under Evaluation). Expansion of renewable fuel production capacity by approximately 8 to 11x 3 (74 to 95 thousand boed) by 2030, based on the Portfolio Under Implementation and the Total Portfolio (Under Implementation and Under Evaluation), respectively. Ambitions for scopes 1 and 2 and product portfolio projections Expand the production capacity of renewable fuels Renewable electricity generation capacity Scope 3 –Indirect Emissions 1. Ambitions take into account the Company's willingness to use carbon credits | 2. Updated ambition compared to the 2025-29 Business Plan. Considers only the businesssegments in which we are already involved.| Base year : 2022 Potential for a reduction of approximately 3% in the emission intensity of the portfolio by 2030³ , measured in GHG emissions/energy equivalent contained in the energy products, from the Total Portfolio (Under Implementation and Under Evaluation) AMBITIONS •Net Zero by 2050 1 •Maintain emissions below 55 MM tCO2by 2030 1,2 •Near Zero Methane 2030 116 9 US$ 3.1 billion LOW CARBON ENERGIES Onshore Wind and Solar Photovoltaic Energy and others US$ 1.8 billion Hydrogen US$ 0.4 billion CCUS, Corporate Venture Capital and others US$ 0.9 billion US$ 4.8 billion BIOPRODUCTS Profitable Diversification Providing sustainable products Ethanol US$ 2.2 billion Biorefining US$ 1.5 billion Biodiesel and Biomethane US$ 1.1 billion 117 117 Investments of US$13 billion in energy transition Representing 12% of Total CAPEX and 8% of CAPEX Under Implementation* US$ 4.3 billion INVESTMENTS IN EMISSION MITIGATION (Scopes 1 & 2) E&P, RTM and G&P US$ 3.3 billion Decarbonization Fund US$ 1.0 billion DECARBONIZATION Operational Emissions *BP 2025-29 -US$ 16.3 Billion15% of Total CAPEX and 7% of CAPEX Under Implementation 20% of the total R&D budget in 2026, reaching 40% by the end of the period US$ 1.2 billion INCREASE OVER THE FIVE-YEAR PERIOD R&D Low-carbon 118 ENGINEERING, TECHNOLOGY AND INNOVATION André Guerra (Integrated Resources & Projects Management) 118 • Focus on mapping resource constraints to enable portfolio prioritization • Focus on predictability, reliability, integrity, delivery efficiency, and alignment with market benchmarks • Value maximization in decommissioning MAXIMIZE VALUE GENERATIONthroughout the project life cycle • Implementation of R&D and technology portfolio integrated with business needs • Develop new businesses and expand into new markets • Digitization, automatization, and the adoption of AI INNOVATING TO OPTIMIZE ASSETS and enable future projects and new businesses Engineering, Technology and Innovation • Optimal resource readiness for planned deliveries • Supplier market engagement to enhance procurement competitiveness • Foster optimization, standardization, and repeatability in project execution Acting for the READINESS OF RESOURCESon time, at the required cost and quality 119 Project Management in a Challenging Environment: Focus on Value Creation through Capital Discipline CRITICAL REVIEW of the Portfolio CAPEX planning aligned with delivery schedules Integrated project management focused on meeting deadlines and pursuing early-delivery opportunities GREATER EFFICIENCY in planning and execution Project optimization while maintaining capacity, efficiency, reliability, and process safety levels Portfolio management focused on prioritizing high-return projects and value creation 120 Greater efficiency in the planning process delivers more value to the project portfolio Improved planning process with reduced gap Average underdelivery of ~20% 2020* 2021 2022 2023* 2024* 2025 PETROBRAS TOTAL CAPEX US$ billion Planned Actual We enhanced our planning process, with focus on predictability and on-time delivery Boaventura NGPU 2024 2024 RNEST Train 1 2025 2025 REPLAN HDT 2025 2025 Projects START-UP BP 24-28 Execution Mero 3 Marechal Duque de Caxias 2024 2024 IPB Maria Quitéria 2025 2024 Búzios 7 Almirante Tamandaré 2025 2025 Mero 4 Alexandre de Gusmão 2025 2025 Búzios 6 P-78 2025 2025** *Initial Business Plan estimate. Subsequently revised ** Forecast through Dec/25 18,5 +/ – 10% 121 Integrated view of project disciplines underpins strong operational performance Initiatives enabled on-time deliveries and schedule acceleration TIE-IN INTEGRATION HUB synchronizes critical support resources to maximize the number of wells tied-in 70 2016 2017 2018 2019 2020 2021 2022 2023 2024 2025* WELLS TIED-IN PER YEAR INTEGRATED TEAMS project, engineering, and risk management REPLAN HDT: start-up three months ahead of the date planned in the feasibility study COMISSIONING with reduced offshore scope Búzios6 (P-78): crewed sailawayand transit enabled early commissioning activities across more than 170 subsystems GREATER READINESS of wells and subsea systems Mero 4 (FPSO Alexandre de Gusmão): mooring completed in only 10 days Búzios7 (FPSO Alm. Tamandaré): wells required for start-up and ramp-updrilled and completed by first oil Improved diligence with THIRD PARTIES IPB (FPSO Maria Quitéria):rigorous expediting enabled early delivery of flexible lines E&P projects: securing regulatory permits and authorizations Higher number of tie-ins in the last 10 years * As of Nov, 25th 122 Integrated approach enables a more efficient ramp-up and increases the effective capacity of FPSOs in operation FPSO Almirante Tamandaré Production plateau reached in under 6 months Other units that have produced above design nameplate capacity in 2025 •Atapu: P-70 •Itapu: P-71 •Búzios: FPSO Almirante Barroso. •Mero: FPSOs Guanabara, Sepetibaand Duque de Caxias *Platforms with production capacity exceeding 150 Mbpd Accelerated ramp-up—Búzios7 •Production plateau reached 3 months ahead ofschedule •180 Mbpd achieved in 4.7 months —faster than FPSOAlmirante Barroso’s time to reach 150 Mbpd •Exceeded 250 Mbpd on Oct 9 —above nameplatecapacity (225 Mbpd) REDUCTION IN RAMP-UP TIME OF PRE-SALT UNITS* 0 15 30 2010 2011 2012 2013 2014 2015 2016 2017 2018 2019 2020 2021 2022 2023 2024 2025 Rampu-up time (months) FPSO Alm. Barroso (Búzios5) plateau reached in <5 months (record) FPSO Alm. Tamandaré225 Mbpd reached in <6 months 123 Optimizations in platform projectsSimpler, lower-cost, higher-value SEAP 7,500 t weight reduction Production unit CAPEX reduced by ~15% Optimized engineering project for revitalization —under development REVIT Basic Project ENGINEERING GUIDELINES AND PHILOSOPHIES Review of guidelines applied to equipment and systems ESTIMATES AND CONTROLS Improvements in project cost estimating and management PROJECT COMMISSIONING Shorter schedule, lower cost, streamlined scope RELIABILITY AND SUPPLIERS Supplier development, reliability assessment, and redundancy strategy PROJECT SCHEDULES Reviewing deliverables in conceptual and basic projects and their critical paths COSTS Application of value engineering and capability building in engineering metrics and cost control Drivers to reduce weight and cost REVIT Albacora 2,600 t weight reduction Production unit CAPEX reduced by ~7% 124 Project standardization and industrialized subsea and well solutions for schedule and cost savings Project standardization asset/component interchangeability Product specifications with intensified early supplier involvement (ESI) Defined schedule for product platform upgrades Expected gains •Cost reduction •Lead time reduction •Reduced project risks •Greter predictability acrossthe entire supply chain •Increased Local Content Qualifications conducted outside the project scope 125 KEY DRIVERS Growth of the production curve Project prioritization • Búzios • Atapu2 and Sépia2 • SEAP II • Complementary projects • RNEST • Boaventura refining Portfolio analysis focused on prioritizing high-return projects and value creation PORTFOLIO MANAGEMENT Projects reverting to an earlier phase to pursue optimizations • REVIT MarlimSul and MarlimLeste • REVIT Barracuda andCaratinga Schedule adjustment • SEAP I • REVIT Albacora Optimization of investment in sanctioned projects • Contract renegotiation • Schedule optimization —better synchronization inthe sequencing ofconstruction and well tie-in activities 126 Optimized management of critical resources to maximize portfolio value •Technical specifications enabling flexible resource allocation, balancing CAPEX, OPEX, and abandonment (P&A) activities •Resource demand1planned considering project risk and uncertainty •Contracting strategy aligned with market monitoring and long-term demand Well drilling and completion Workover Plug and abandonment (P&A) FLOATING DRILLING RIGS Tie-ins and equipment install. Subsea inspection and maintenance SUBSEA SUPPORT VESSELS Mooring opetarionsand rig support Decommissioning of lines, equipment, and production units CAPEX OPEX Decommissioning ~70% ~10% ~20% ~60% ~25% ~15% Estimated average five-year expenditure distribution 2026-30 ~260 wells to be drilled and completed ~290 wells to be tied-in ~230 plug and abandonment (P&A) interventions on subsea wet-tree wells 1We also address demands through integrated contracts (EPCI/EPRD) as well as service contracts employing subsea vessels outside the fleet pool 127 128 REVIT BR/CRT REVIT MLS/MLL Búzios12 SEAP 1 REVIT Tupi Mero Extension ICSPB Entorno Forno Sirius Mero 4 Alex. De Gusmão* 180Mbpd WI PB 39% 2025 Búzios7 Alm. Tamandaré* 225Mbpd WI PB 89% 270Mbpd Búzios6 P-78 180Mbpd WI PB 89% Pre-salt Post-salt Non-operated *Chartered units Project w/o FPSO Started-up Largest-capacity Incl. only compl. projects w/ > 5 MMboe cumulative production. ~200 MMboe over 2026-30. Búzios8 P-79 180Mbpd WI PB 89% 2026 6 Compl. Projects • 4 Onshore • 2 Post-salt 2027 Búzios9 P-80 225Mbpd WI PB 89% Búzios10 P-82 225Mbpd WI PB 89% Búzios11 P-83 225Mbpd WI PB 89% 6 Compl. Projects • 4 Post-salt • 2 Onshore 2028 Raia 126Mbpd WI PB 30% 5 Compl. Projects • 3 Pre-salt • 1 Post-salt • 1 Onshore 2029 Atapu 2 P-84 225Mbpd WI PB 66% 12 Compl. Projects 6 Pre-salt 5 Post-salt 1 Shallowwater REVIT Albacora SEAP 2 Sépia2 P-85 225Mbpd WI PB 55% 2030 11 Compl. Projects • 7 Pre-salt • 3 Post-salt • 1 Onshore New production systems and complementary projects 2031+ TO BE CONTRACTED Around 100 new wells from complementary offshore projects in Brazil over the five-year period, maximizing reservoir recovery rate and leveraging installed capacity on existing units 128 Bacia de Santos RJ Bacia de Campos Búzios Búziosconsolidates as the largest producing field, concentrating most of near-term investment In execution Capacity optimizations: ~20% reduction in topsides weight compared to original premises, prior to contract award Greater gas monetization and expanded supply to the Brazilian market: The unit will enable gas offtake from Búzios10. Gas will be routed to the Boaventura Energy Complex via the Route 3 pipeline BÚZIOS 12 Under procurement 2025 2026 2027 P-79Sailing to Brazil P-80 P-82 P-83 Hull at shipyard for integration works P-78 At sitepreparing for first oil •6 FPSOs operating 975 Mbpd of installed capacity •5 FPSOs in execution >2MM bpd of installed capacity in2027 •1 FPSO under procurement BúziosField 129 Bacia de Santos RJ Bacia de Campos Atapu Sépia Sépia2 • P-85 Hull construction in progress. Module construction scheduled to start in Dec/2025 Atapu2 • P-84 Hull and topsides modules under construction. EPCI contracted In execution 2030 2029 Strong execution of the Atapu2 and Sépia2 FPSOs is underpinned by lessons learned from our recent owned platforms Lessons learned from high-capacity Búziosprojects (P-80, P-82, P-83) across all areas: Engineering, Procurement, Fabrication and Commissioning Engineering design replication: standardized main deck and power-generation module with equal-capacity turbines Improvements in yard/site preparation in Brazil and overseas, to ensure readiness and continuity Construction phase acceleration strategies: Soft Start of the hulland topsides modules Use of external yards for primary and secondary structure fabrication, complementing module sites in Brazil and overseas 130 131 New Projects, New Challenges SEAP II Procurement underway Proposals under review Start-up scheduled for 20301 SE SEAP I SEAP II REVIT Albacora Sergipe Águas Profundas(SEAP) 2 FPSOs 120 Mbpd oil production capacity and up to 12 MMm³/d gas SEAP I Under contracting as an option in the SEAP 2 process Start-up targeted for 2031+2 Gas pipeline 18 MMm³/d capacity 1 FPSO 120 Mbpd oil production capacity and up to 4.3 MMm³/d gas. Procurementunderway; proposals expected by May/2026 Start-up targeted for 2031+1 1Considers the company’s BOT modality —Build, Operate and Transfer. 2 Considers the company’s PSA modality (Purchase and Sales Agreement). If awarded under BOT as an option in the SEAP 2 tender, start-up is planned for 2031+. 131 Decommissioning portfolio ~ 1,800 Km of flexible lines to be recovered 2026-30 period 18 platforms to be removed •7 fixed •7 floating •4 semi-submersible 2031 and beyond 50 platforms to be removed • 43 fixed • 5 floating • 2 semi-submersible 9.7 US$ bn +US$ 0.5 bn in Financial Commitments 69% 31% Well Plug &Abandonment Lines/Equipment/Units — Decom 54% dry-tree completions 46% wet-tree completions *Offshore wells. ~ 500 WELLS with abandonment interventions* 132 End-of-life disposition strategy aligned with value creation and sustainable innovation Estudosemconduçãopara avaliarreaproveitamentoparcial ASSET END-OF-LIFE • Aligned with the waste hierarchy and circularity •Sustainable dismantling remains an alternative for unitsineligible for reuse/repurposing PLATFORM DISPOSITION RECYCLING + REUSE DECOMMISSIONING 133 • Opportunities for application in new projects •Readiness for hull conversion •Topside standard design optimizations P-37 P-35 Potential cost and schedule reductions for new projects Ongoing studies to evaluate partial reuse FIELD EXTENSION REVAP HDT BOAVENTURA REFINING RPBC Bio-jet fuel and Diesel R 2028 2029 2030 Refining, Logistics, and Gas & Power projects targeting capacity expansion and higher product quality SANTOS TERMINAL On-site SEAP Gas pipeline RAIA Gas pipeline 1 Effective entry depends on the outcome of reserve capacity auctions Refining expansion/adaptation Expansion of logistics capacity To be contracted Gas & Power expansion Fertilizers OBAPI Heavy distillates 2031+ SANTOS TERMINAL Pier and Dredging Main Projects NEW PIPELINE FOR LIGHT PRODUCTS Midwest BOAVENTURA Biorefining 2027 RPBC FCCU–Machinery RNEST Revamp Train 1 REPLAN HDT IV NGPU BOAVENTURA Train 2 OSBRA Tankage REGAP Coke REPLAN HDS and Biorefining REPAR HDT REFAP HDT Partial Delivery RNEST Train 2: ADU RECAP CO Boiler RNEST Train 2 UFN-III REPLAN REVAMP (Coke, Blower) REDUC REVAMP (Thermal Power Plant, Flare) BOAVENTURA TPP1 2025 2026 Concluded 134 Main refining projects under execution 2029 (Start-up of ADU in 2027) +130 thousand barrelsof capacity 70% conversion to Diesel S-10 •All packages contracted •In mobilization phase •Expected to generate 30,000 direct and indirectjobs 2029 +76 thousand bpd Diesel S-10 +20 thousand bpd Jet A-1 +12 thousand bpdlow-sulfur lubricantbase oils •9 packages contracted —mobilization underway; 4under contracting •Expected to generate 15,000 direct and indirect jobs Boaventura Refining RNEST –Train 2 135 Projects to expand capacity and upgrade storage and outflow infrastructure Outflow products from the four refineries from São Paulo SCOPE On-site (ongoing) + Pier + Dredging (start-up in 2031+) Ensure operational continuity by relocating the pipeline to a new lane SCOPE Replacement and relocation of OBATI1heavy distillates pipeline Start-up in 2031+ OBAPI Barueri-Caminhode Pilões oil pipeline AlemoaTerminal Santos-SP 136 1Barueri-Utingaoil pipeline. Contracting to diversify industrial and energy portfolio and expand the refining system 2029 +3,600 t/d ofurea +225 t/d of ammonia TPPII Boaventura Complex 2030 400 MWof capacity Refining system expansion and modernization 2029 RPBC–First dedicated plant for bio-jet fuel and Renewable Diesel 2030 UFN-III REPLAN REVAMP FCCU -Blower Centrifugal blower package replacement REVAMP Coke Capacity expansion from 6,800 m³/d to 7,500 m³/d REDUC REVAMP Flare New drainage system for the collectors REVAMP Thermal Power Plant Installation of a new cogeneration unit, a new steam turbogenerator, a new Condensate Treatment Unit, and a new substation New power plant in pre-contracting, preparing for auction readiness RPBC REVAMP FCCU -Machinery Replacement of large machines 15 thousand bpd of bio-jet fuel and Diesel R Dedicated plant –production via HEFA technology 4 EPC packages under contracting and 1 to start Contracting inprogress; proposalsubmission windowthrough Dec/2025 137 Technology to create value and leverage our business 20% of the total R&D&I budget in 2026 allocated to low-carbon, reaching 40% in 2029–2030 US$ 4 billion in R&D&I in BP 2026–30 EXPRESSIVE INNOVATION OUTCOMES +1,400 119 128 143 178 2021 2022 2023 2024 #1 national company in patent filings for 4 consecutive years +R$4.7 Billion In new partnerships* *since 2019 +950 Ongoing partnerships +200 Innovation Challenges published per year TOTAL R&D&I CAPEX BP 2026-30 ~US$ 1.25 Billion in Low Carbon 31% 69% Low Carbon O&G, Safety and Sustainability 138 Active collaboration with suppliers to overcome external challenges and stimulate local content Estimated ~250,000 t of modules manufacturedin Brazilian shipyards through 2030* RELATIONSHIP • Active listening • Early engagement for technicalspecifications • Strengthening the local supplierbase • Integrated view of supply chainand predictability INNOVATION • New technologies forproduction development andasset integrity • Low-carbon solutions Local content: new projects and new players • Partnerships for project execution • Negotiation forum with Brazilian shipyards Local Content Gains • Logistics cost optimization • Greater supply security • Faster problem-solving • Protection against geopolitical instabilities *Delivered since 2023 + projected by 2030. 139 TOPSIDE • FPSO WELLS • Drilling rigs • Well materials and services SUBSEA • PLSVs • Other support vessels • Flexible pipelines • Rigid pipelines • Wet Christmas Trees (WCTs) FLEET OF SUBSEA SUPPORT VESSELS 1, 2 RIGID AND FLEXIBLE PIPELINES AND UMBILICALS WCTs FLEET OF DRILLING RIGS2 Our demands for the next five-year periodMain contracting between23 -28 ~6,000 km ~200 between 75 -85 1Includes AHTS, RSV, PLSV, SDSV, MPSV. 2 Expected fleet level, considering maintenance of current contracts, termination of contracts and new hires. FPSOs Under contracting + Under study 4 + 6 20 REFINING, GAS & POWER AND LOGISTICS PROJECTS 13 EPRDs 9 EPCIs REFINING, GAS & POWER AND LOGISTICS • C&A contracts • Critical equipment WELL TUBULARS (OCTG) ~600 km ~90 COMPLETION SYSTEMS Estimated numbers ~1,000 OPEN INNOVATIONCHALLENGES ~100 INTEGRATED DRILLING CONTRACTS INNOVATION 140 ENVIRONMENTAL, SOCIALand GOVERNANCE Janssen Ramos Costa (Strategy & Planning) 141 142 Operateour business with integrityin a safeand sustainableway, seeking to reduce emissions, promoting diversityand social development, and contributing to a just energy transition Our ESG positioning TAKE CARE OF PEOPLE Zero Fatality Ambition ACT WITH INTEGRITY Ambition to be a reference in ethics, integrity and transparency REDUCE CARBON FOOTPRINT Ambition Net Zero 2050 Ambition Near Zero Methane 2030 Ambition to keep Emissions below 55 MM tCO2e by 2030 PROTECT THE ENVIRONMENT Zero Leak Ambition 40%¹ reduction in our freshwater intake by 2030 (91 MM m3/year) 30%¹ reduction in the generation of solid process waste by 2030 (195 thousand tons/year) Allocation of 80% of solid waste to RRR² routes by 2030 Achieve Biodiversity gains by 2030, with a focus on forests and oceans • 100% of Petrobras facilities with Biodiversity actionplans by 2025 • Net positive impact on vegetated áreasby 2030 • 30% increase in Biodiversity conservation by 2030 Protect the environment Commitments 1Reference year: 2021. Business segments that were not part of the company's portfolio in 2021 (Fertilizers and BioJetFuel) are not included in the scope of the commitment. 2 Reuse, reciclyingand recovery. 143 144 Reducing our freshwater withdrawal by 40% by 2030* in2030 91 MM m3/year •2% of Brazilian industrial sector’s water use Freshwater use in 2024 (MM m³) WITHDRAWAL75% REUSE 25% 112 38 REUSE AND LOSS REDUCTION (2021-30): ~54projects/actions Reductionofaround43MMm³(annualconsumptionof790,000inhabitants) NEWFRONTS: EXTERNAL REUSE–Águas do Rio and COPASA RAINWATER UTILIZATION –Expansion of Rainwater collection for industrial use (RNEST) FRESHWATERWITHDRAWN(MMm3/YEAR) 115 151 122 115 112 93 91 133 2021 2022 2023 2024 2025 2030 Refining G&P Others Projeção A.L. - 40% Water security *The commitment considers the business segments in which we were involved in 2021 Allocation of 80% of solid waste from process to reuse, recycling and recovery routes by 2030 30% reduction in the generation of solid process waste by 2030* in2030 195 Thousandton /year in2030 80% RRR SOLID WASTE GENERATED Thousand ton/year % OF REUSE, RECYCLING OR RECOVERY OF SOLID WASTE Processing of oily sludge Expansion of RRR disposal for construction waste and organic waste RRR disposal of FCC waste 63% 73% 68% 76% 76% 75% 80% 79% 76% 2019 2020 2021 2022 2023 2024 2025 2030 BP-2025-30 YTD OL 2025 until October 212 307 289 278 251 224 252 195 273 253 248 232 205 2019 2020 2021 2022 2023 2024 2025 2026 2027 2028 2029 2030 RefinING E&P Others YTD OL 2025 until October Circular economy *The commitment considers the business segments in which we were involved in 2021 145 100% of Petrobras facilities with Biodiversity Action Plans by 2025 Net positive impact on areas by 2030 +30% increase in biodiversityconservation ACHIEVE BIODIVERSITY GAINS BY 2030, WITH A FOCUS ON FORESTS AND OCEANS in 2025 100% BAPs in 2030 >0 Net gain in vegetated areas in 2030 +30% Biodiversityefforts Expansion of resources for socio-environmental investments in ocean and forests Action in all Brazilian biomes and a holistic approach with integration of the biodiversity theme in all environmental projects Biodiversity gains 2021 2030 Protection of endangered fauna Recovery and conservation of biomes Management of environmental protection areas Promote biodiversity conservation and restoration actions until 2030 56 species 73 species 175 thousand acre 228 thousand acre 25 MM acre 33 MM acre 30% INCREASE IN BIODIVERSITY CONSERVATION THROUGH SOCIO-ENVIRONMENTAL INVESTMENT BY 2030 146 PRINCIPLES OF HUMAN FACTORS Trust is essential People create safety How we respond to failures matters Learning and improving is key to success Context drives behavior INTEGRATION OF OCCUPATIONAL SAFETY AND PROCESS SAFETY Standards, procedures, risk analysis, inspection and management of change EXCELLENCE AND INNOVATION Adoption of best practices, technologies, and critical data analysis to develop both internal and contractor professionals Operational Safety Integrates Processes, People, and Technology Targets monitored by executive board and broken down into metrics across the company We promote people’s safety through practices that incorporate human factors, focusing on organizational learning. STRATEGIES RISK MANAGEMENT: Strengthen the adoption of best practices, achieving proactive risk management CONTRACTORS: Encourage companies to care for and train service providers LEARNING: Increase our safety capacity through organizational learning BENCHMARKING: Expand and strengthen our influence as a global safety reference in the energy industry KNOWLEDGE: Foster the development of professionals with the most advanced market practices DATA: Enhance critical analysis of safety data to support decision-making 147 VAZO Oil spills TRI Total Recordable Injuries Rate TAG Fatalities and Permanent Impairment Rate Hugo Tavares Vieira Gouveia (Renewable Energy) 148 • Provide a return to Society of at least 150% of the amount invested in voluntary socio-environmental projects¹ by 2030 • To be among the top three O&G companies in the human rights ranking by 2030² • Promote Diversity, Equity and Inclusion: •Women in leadership: 26% by 2030 •Black people in leadership: 26% in 2030 • Implement 100% of the commitments of the Mind in Focus Movement (UN Global Compact) by 2030 • Implement 100% of the strategic objectives of the WHO Global Physical Activity Action Plan in the business context by 2030 1Per project, measurable (3 years) | 2In the Corporate Human Rights Benchmark (CHRB) Take care of people Attraction, retention, and continuous development make our human capital a strategic advantage •Training and developmentaligned with business needs •Knowledge Culture: Permanent value generation for the company •91% of employees feel proud to work at Petrobras* •‘Highly Commended Company’in Diversity and Inclusion categoryReuters Sustainability Awards, 2025 •First Brazilian company in the ranking of world’s best companies to work forForbes, 2025 •Top 3 in the ranking of best employer brands in Brazil by Randstad Award 2025 Recognition, able to attract the best professionals in the market We cultivate long-term careers and invest in professional development 16.2 years Average company tenure Belonging Greater efficiency Strengthening the culture * 2025 Organizational Climate Survey 149 1FCF:FreeCashFlow ²NPV:NetPresentValue ³IAGEE:GreenhouseGasEmissionsTargetAchievementIndex: 4ICMA:EnvironmentalCommitmentIndicator 5ICSP:CommitmenttoPeople’sSafetyIndicator 6VAZO:Oilspills 7TRI:TotalRecordableInjuriesRate 8TAG:FatalitiesandPermanentImpairmentRate Aligned incentives transform strategy into results SPECIFIC TARGETS connected to achieving the strategic objectives related to each segment TOP TARGETS -GENERAL IAGEE3 ICMA4 NPV2 ICSP5 FCF1 TRI7 TAG8 We simplified the financial metrics: focus on cash generation and long-term value TARGET WEIGHT Executive Board General structure heads Other employees VARIABLE COMPENSATION From General Manager to CEO, part of the variable compensation is deferred over 4 years, according to stock performance Remaining employees receive the full variable compensation in the year following the measured performance (stock performance) without impact on variable compensation VAZO6 150 VOLUNTRY TARGETS • Promote diversity in Petrobras’ nominationsfor our shareholdings • Achieve, by 2026, a minimum of 30%representation of women in statutory positionsappointed by Petrobras within its equityholdings • NEW: Achieve, by 2028, a minimum of 20% self-declared Black people in statutory bodypositions appointed by Petrobras in its equityinvestments • Ensure, by 2030, the completion of sexual violenceinvestigations within an average timeframe of 60days • 100% of relevant suppliers trained in integrity and/orprivacy by 2030 • Implement human rights due diligence on 100% of ourrelevant suppliers by 2030 Act with integrity In addition to the voluntary targets, as a state-owned company, we are subject to Law 15,177/2025, which requires that boards of state-owned companies and mixed-capital companies have 30% women, including quotas for Black women or women with disabilities, with gradual implementation (10%, 20%, 30%) and sanctions foreseen for non-compliance • Evaluate the expansion of ESG requirements in 100%of contracts in strategic categories by 2028 • Establish that 70% of relevant suppliers have theiremissions inventory (GHG) published by 2028 151 The Board of Directors defines the general Direction of our business, establishing our mission and strategic objectives Executive Board responsible for business management and results Specialized statutory committees responsible for advising the decisions of the Directors, Executive Board and Board of Directors The decision-making process is supported by technical analysis and legal and compliance opinions Independent Governance and Compliance, Internal Audit, Ombudsman structures and Inspector General. External whistleblowing channel, with guaranteed anonymity and non-retaliation Ensures technical decisions Prevents undue interference Guarantees the approval of projects with a foreseeable economic return OUR GOVERNANCE SYSTEM IN ADDITION, PETROBRAS IS SUPERVISED BY SEVERAL REGULATORS CVM e SEC (investor protection) CGU (Office of the Comptroller General) TCU (Federal Court of Auditors) SEST (control of governance practices) CADE (antitrust body) Strengthening our Governance 152 Project approval governance Capital investment projects are approved for the execution phase only when they show a positive NPV in all three scenarios* Project development Internal systems establish criteria and stages for investments and divestments Implementation Decision Proof of technical and economic viability: review groups and Statutory Technical Committees, with executives fiduciarily accountable for their opinions Projects over US$ 1 billion require approval by the Board of Directors, with an opinion from the Investment Committee Energy Transition projects have lower authority limits *Exploratory projects (including participation in auctions), current investments (e.g., maintenance), as well as partnerships,acquisitions, and divestments follow specific approval procedures. 153 Entry into the Plan's project portfolio Projects must have strategic alignment and positive NPV expectations Initial planning stage: does not mean authorization for execution PÚBLICA Approval process independent from the Project Team* *Specific procedure for investment projects 154 DEVELOPMENT OF THE TECHNICAL AND ECONOMIC FEASIBILITY STUDY TECHNICAL FEASIBILITY Engineering, Wells, Reservoir and Lift and Flow Assurance Areas PROJECT TEAM TECHNICAL AREAS DECISION SUPPORT ADVISORY COMMITTEES ECONOMIC FEASIBILITY Areas of Strategy, Risks, Performance, Climate, Supplies, Tax, Compliance, Health, Environment, and Safety CORPORATE AREAS DECISION MAKERS MACROECONOMIC ASSUMPTIONS GDP, Exchange rate, Inflation, Demand (Oil and Petroleum products), Prices, (Brent, oil products, Energy) TAX ASSUMPTIONS FINANCIAL ASSUMPTIONS Discount rates TECHNICAL ASSUMPTIONS Production Curve/Capacity, Investments, Operating Costs, Life span,… STRATEGY EXECUTIVE BOARD APPROVAL TECHNICAL AREAS FINANCE EXECUTIVE BOARD APPROVAL TAX AREA ASSUMPTIONS QUALITY ASSURANCE 115555 Ana Marcela Bergamasco (Social Responsibility) INFORMATION TECHNOLOGY AND COMMUNICATIONS TheBusinessPlan2026–2030reaffirmsourstrategicroleinenergygenerationforBrazil’seconomicandsocialdevelopment.Allthiswithresponsibilityandalignedwithajustenergytransition,tobuildasustainableandcompetitivefuture. TheProgramwillbeproposedtosupportthisjourneybyintegratingPeople,Technology,andProcessestodrivedata-centereddecisions,withresponsibleuseofartificialintelligence,acceleratedautomation,organizationalagility,andteamspreparedtoleaddigitalinnovation. AGILIZA Program will focus on technology to integrate people and processes Petrobras' journey towards the future 156 DEVELOP DIGITAL FLUENCY Develop the workforce with digital skills, providing fluency in technologies, analytical thinking, and adaptability. A proactive, versatile, and diverse workforce. ACCELERATE ORGANIZATIONAL AGILITY Simplify, experiment, and scale Lean practices in daily routines, fostering innovation and continuous value delivery, supported by technologies and resources for digital innovation at the front lines, with safety and governance. SCALE PROCESS INTELLIGENCE Promote greater efficiency in processes, with end-to-end optimization and automation through advanced digital platforms, aiming to increase individual and organizational productivity. PROMOTE DATA AND ARTIFICIAL INTELLIGENCE READINESS Provide reliable and quality data for assisted decisions and promote the ethical, safe, and responsible use of artificial intelligence. AGILIZA Program Boost Petrobras through the integration of people, processes, and technology, promoting digital skills and responsible use of artificial intelligence to lead innovation with care and excellence 157 Automation of requests, speeding up purchases and avoiding costs. R$ 111 million average cost avoided/year Digital Twin: digital versions of refineries, simulating scenarios before their implementation. US$ 200 million captured in one year Accelerate value generation through digital technologies We apply AI and technologies in all processes Machine learning for well configurations and integration with simulation systems. Revenue forecasting model for the domestic market, based on advanced machine learning algorithms. R$ 350 million captured 51% Greater accuracy in forecasts AI to control our industrial flares in real time. Reduction of emissions 10,000tCO2/year Use of AI solutions to enhance predictive monitoring and integrated operations control rooms (COI). Image generated by Artificial Intelligence 190 thousanditems automated per year Reservoir solutions to reduce geological, legal, and environmental risk. R$ 290 million Cost avoided 8.3 mboe/yearLosses avoided ~3 days of production per year 158 SUPPLEMENTAL INFORMATION 159 Main Refining System, Logistics and Gas & Power Projects 2026 REVAP HDT 2027 SÃO SEBASTIÃO TERMINAL Pier 2028 VESSELS4 Handy8 Gas carriers REFAPHeavy distillates RECAPCO Boiler TEBIG Dolphins Refining Logistics Gas & Power Fertilizers New –BP 2026-30 NEW VESSELS4 MR2 2031+ OBAPI NEW PIPELINE FOR LIGHT PRODUCTS Midwest BOAVENTURA Biorefining REPAR HDT REPLAN Biorefining REPLAN HDS REFAP HDT 2029 UFN-III BOAVENTURA REFINING RNEST Train 2 VESSELS4 MR1 18 Bunker barges REGAP Coke RPBC Biorefining BOAVENTURA TPPII BOAVENTURA TPPI 2030 PROPILENE EXPORT UPGN Boaventura Train 2 2025 RNEST Revamp Train 1 REPLAN HDT-IV OSBRA S. Canedo and UberlândiaTankage Expanding capacity while improving product quality 160 161 161 We are delivering higher production BP2026-30 BP2025-29 OIL PRODUCTION MMbpd 2,4 2,5 2,6 2,7 2,6 2,6 2,3 2,4 2,5 2,5 2,5 2,2 2024 2025 2026 2027 2028 2029 2030 * Driven by higher operational efficiency and stronger deliveries throughout the year, the current 2025 oil production projection is ~2.4 MMbpd, with expectation to close the year at the upper end of the 2.3 MMbpdtarget band (±4%)%. 162 162 We are delivering higher production BP2026-30 BP2025-29 NATURAL GAS AVAILABILITY* MM m3/d * Gas availability —Brazil (Petrobras + partners). 49 55 59 62 65 67 49 58 58 61 63 43 2024 2025 2026 2027 2028 2029 2030 BUSINESS PETROBRAS 2026-2030 Sabrina Andrade de Gois(DE&P) PLAN

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 27, 2025

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Fernando Sabbi Melgarejo

______________________________

Fernando Sabbi Melgarejo

Chief Financial Officer and Investor Relations Officer